                                                Filed Pursuant to Rule 424(b)(1)
                                                File No. 333-18015

                               10,808,303 SHARES

                        AMERICAN STANDARD COMPANIES INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                              -------------------

     Of the 10,808,303 shares of Common Stock offered, 2,161,661 shares are being offered hereby in an international offering outside the United States and 8,646,642 shares are being offered in a concurrent U.S. offering (collectively, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting". Each share of Common Stock, including the shares offered hereby, has associated with it one right to purchase a share of the Company's preferred stock at a stipulated price in certain circumstances relating to changes in ownership of the Company under the Company's stockholder rights agreement.

     All of the shares of Common Stock offered are being sold by Kelso ASI Partners, L.P. ("ASI Partners" or the "Selling Stockholder"). Concurrently with the consummation of the Offerings, the Company will repurchase 6,250,000 shares of Common Stock from ASI Partners at a price per share equal to the initial public offering price, assuming no exercise of the Underwriters' over-allotment options. See "The Selling Stockholder and Stockholder Transactions".

     The last reported sale price of the Common Stock, which is listed under the symbol "ASD", on the New York Stock Exchange on February 11, 1997 was $45 1/2 per share. See "Price Range of Common Stock and Dividend Policy".

     SEE "RISK FACTORS" ON PAGES 11-15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                                             INITIAL PUBLIC        UNDERWRITING      PROCEEDS TO SELLING
                                             OFFERING PRICE         DISCOUNT(1)        STOCKHOLDER(2)
                                          -------------------    -----------------   --------------------
Per Share............................            $45.00                $1.70               $43.30
Total(3).............................         $486,373,635          $18,374,115         $467,999,520

------------

(1) The Company, American Standard Inc. and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Estimated offering expenses of $1,000,000 will be paid by the Company.

(3) ASI Partners has granted the International Underwriters an option for 30 days after the date of this Prospectus to purchase up to an additional 324,249 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, an over-allotment option on 1,296,996 shares has been granted by ASI Partners as part of the U.S. offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Selling Stockholder will be $559,329,660, $21,130,232 and $538,199,428, respectively. See "Underwriting".

                              -------------------

     The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about February 18, 1997 against payment therefor in immediately available funds.

GOLDMAN SACHS INTERNATIONAL

                          MORGAN STANLEY & CO.
                             INTERNATIONAL

                                         SBC WARBURG
                                         A DIVISION OF SWISS BANK CORPORATION

                                                          SMITH BARNEY INC.

                              -------------------

               The date of this Prospectus is February 11, 1997.

                             AVAILABLE INFORMATION

     American Standard Companies Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding reporting companies under the Exchange Act, including the Company, at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock"), offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement.
                            ------------------------

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the Shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the Shares in the United Kingdom. All applicable provisions of the Public Offers of Securities Regulations 1995, the Financial Services Act 1986 and the Companies Act 1985 with respect to anything done by any person in relation to the Shares in, from, or otherwise involving the United Kingdom must be complied with. See "Underwriting".

     In this Prospectus, reference to "dollars", "U.S.$" and $ are United States dollars.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 1-11415) with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995, including portions incorporated therein of the Company's definitive Proxy Statement dated March 28, 1996.

     2. The Company's Quarterly Reports on Form 10-Q/A for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     3. The descriptions of the Common Stock and the common stock rights associated with each Share of Common Stock contained in the Registration Statement on Form 8-A dated January 5, 1995, incorporated by reference from the Company's Registration Statement on Form S-2 under the Securities Act, Commission File Number 33-56409, under the captions "Description of Capital Stock -- Common Stock" and "-- Stockholder Rights Plan".

     4. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820, Attention: Office of the Secretary, telephone: (908) 980-6000.
                            ------------------------

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.
                            ------------------------

     AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R), TRANE(R) and WABCO(R) are registered trademarks of American Standard Inc. PERROT(R) and PORCHER(R) are registered trademarks of Deutsche Perrot-Bremsen GmbH and Porcher S.A., respectively, subsidiaries of the Company. DEMAND FLOW(R) is a registered trademark of J-I-T Institute of Technology, Inc.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere or incorporated by reference in this Prospectus. American Standard Companies Inc. (the "Company") is a Delaware corporation that has as its only significant asset all the outstanding common stock of American Standard Inc., a Delaware corporation ("American Standard Inc."). Hereinafter, "American Standard" or "the Company" will refer to the Company, or to the Company and American Standard Inc., including its subsidiaries, as the context requires. Unless otherwise indicated, all information set forth in this Prospectus assumes no exercise of the over-allotment options to be granted to the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters").

                                  THE COMPANY

GENERAL

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (57% of 1995 sales); bathroom and kitchen fixtures and fittings (24% of 1995 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (19% of 1995 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) for plumbing products and WABCO(R) and PERROT(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including antilock braking systems ("ABS")) that utilize electronic controls.

     American Standard had sales and operating income of $5.2 billion and $534 million, respectively, in 1995. Sales in the first nine months of 1996 were $4.4 billion, compared with $3.9 billion in the first nine months of 1995. Operating income before asset impairment loss was $454 million in the first nine months of 1996, compared with operating income of $428 million in the first nine months of 1995. Including the asset impairment loss, operating income in the first nine months of 1996 was $219 million. During the first nine months of 1996, sales from operations outside the United States represented approximately 48% of the Company's total sales. At September 30, 1996 American Standard had 103 manufacturing facilities in 35 countries.

     American Standard's business strategy is to promote growth in sales and earnings. Key elements of this strategy are:

        - INCREASE MARKET SHARES. The Company plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. The Company plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which the Company has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the People's Republic of China ("PRC"), Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, the Company continues to apply principles of DEMAND FLOW(R) technology ("Demand Flow") to all its businesses. The Company's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. The Company believes that Demand Flow, which it began to apply in 1990, has resulted in significant benefits.

     The Company is a Delaware corporation formed by Kelso & Company, L.P. ("Kelso") in 1988 to effect the acquisition (the "Acquisition") of American Standard Inc. American Standard Inc. was incorporated in 1929 following the merger of American Radiator Company and Standard Sanitary Manufacturing Company, each of which traced its roots to the nineteenth century. The Company's principal executive offices are located at One Centennial Avenue, P.O. Box 6820, Piscataway, NJ 08855-6820, and its telephone number is (908) 980-6000.

BUSINESS SEGMENTS

     American Standard operates three business segments: Air Conditioning Products, Plumbing Products and Automotive Products.

     AIR CONDITIONING PRODUCTS. American Standard is a leading U.S. manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (custom engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. Air Conditioning Products' sales to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales in 1995 and the first nine months of 1996. Approximately 60% of Air Conditioning Products' sales in these periods was to the replacement, renovation and repair markets, which have been less cyclical than the new residential and commercial construction markets. Of Air Conditioning Products' 1995 worldwide sales, approximately 79% was derived from U.S. operations (including 7% related to export sales) and 21% was derived from operations outside the United States.

     Air Conditioning Products' sales increased to $2,602 million in the first nine months of 1996, compared with $2,201 million in the first nine months of 1995. This increase was due principally to substantial volume increases and price gains for applied and unitary commercial systems, higher volumes and prices for residential products in the U.S. and sales by the new operations in the PRC. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls, the expansion of its broad distribution network and conversion to products utilizing environmentally-preferred refrigerants.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe, the U.S. and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) names. Of Plumbing Products' worldwide 1995 sales, approximately 71% was derived from operations outside the United States and 29% was derived from operations in the United States.

     Plumbing Products' sales increased to $1,079 million in the first nine months of 1996, compared to $952 million in the first nine months of 1995, due principally to sales by Porcher, the French manufacturer acquired in the fourth quarter of 1995, and higher sales in North American and Latin American operations. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     AUTOMOTIVE PRODUCTS. American Standard is a leading manufacturer, primarily in Europe and Brazil, of braking and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including ABS) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover.

     Automotive Products' sales decreased to $687 million in the first nine months of 1996, compared to $757 million in the first nine months of 1995, due principally to decreased levels of commercial vehicle production in Europe. Management believes that Automotive Products is well positioned to benefit from any future improvement in market conditions in Europe and Brazil and from increasing demand for ABS and other sophisticated electronic control systems in a number of markets (including the commercial vehicle market in the United States, where phase-in of ABS is mandated beginning in 1997), as well as from the technological advances embodied in the Company's products and its close relationships with a number of vehicle manufacturers.

     See "Business -- Air Conditioning Products Segment"; "-- Plumbing Products Segment" and "-- Automotive Products Segment".

     The Company has recently announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. See "Business -- Medical Systems Group".

GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants. See "Business -- Strategy -- Globalization".

     Air Conditioning Products plans to continue to expand its operations in the Far East, Latin America and Europe. In 1994, it established a joint venture in Australia. In 1995 and 1996, it established three joint ventures in the PRC to become an integrated manufacturer, marketer and distributor of a broad range of air conditioning systems and related products for residential and commercial applications. Air Conditioning Products also continues to expand its sales forces in the Far East, Latin America, the Middle East and India.

     Plumbing Products has entered new markets through joint ventures in Eastern Europe, Spain, Portugal and Vietnam and is continuing to expand using this approach. In 1995, operations were expanded in France through the acquisition of Porcher S.A. ("Porcher"). Plumbing Products has expanded its operations in the PRC through its affiliate, A-S China Plumbing Products Limited ("ASPPL"), in which American Standard has a current ownership position of approximately 28% and effective control over day-to-day operations. ASPPL has expanded its operations to Beijing, Tianjin, Shanghai and Guangzhou through seven joint ventures in order to provide a full product line of fixtures, fittings and bathtubs throughout the PRC market.

     Automotive Products, headquartered in Europe, has since 1993 established a joint venture in the PRC, acquired a business in Spain, is in the process of establishing joint ventures in Eastern Europe and is expanding the volume of business done through its existing joint ventures in the United States and Japan.

DEMAND FLOW

     To build on its position as a leader in each of its industries and to increase sales and operating income, American Standard began in 1990 to apply Demand Flow to all its businesses. Under Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     As part of American Standard's strategy to integrate Demand Flow into all of its operations, most of American Standard's approximately 44,000 employees worldwide have been trained in Demand Flow, which has been implemented in substantially all of American Standard's production facilities as of September 30, 1996. In addition, American Standard is implementing Demand Flow methods in its acquired operations such as Perrot, a German brake manufacturer acquired in January 1994, and Porcher, acquired in 1995. American Standard is also applying Demand Flow to administrative functions and is re-engineering its organizational structure to manage its businesses based on processes instead of functions.

     American Standard believes that its implementation of Demand Flow has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have more than tripled since 1990. Principally as a result of the implementation of Demand Flow, American Standard has reduced inventories by 49% from December 31, 1989 through December 31, 1995, while related sales have grown 57% for the same period. American Standard further believes that as a result of the introduction of Demand Flow employee productivity has risen significantly, customer service has improved and, without reducing production capacity, the Company has been able to free more than three million square feet of manufacturing and warehouse space, allowing for expansion, plant consolidation or other uses.

              THE SELLING STOCKHOLDER AND STOCKHOLDER TRANSACTIONS

     The Company, ASI Partners and Kelso have entered into an agreement (the "Stock Disposition Agreement") providing for the sale by ASI Partners of Shares in the Offerings and the repurchase by the Company from ASI Partners of all shares of Common Stock to be owned by ASI Partners after giving effect to the Offerings and the distribution (the "Share Distribution") by ASI Partners of shares of Common Stock to certain of its partners at their election (collectively, the "Stockholder Transactions"). Concurrently with the consummation of the Offerings, the Company will repurchase 6,250,000 shares of Common Stock from ASI Partners at a price per share equal to the initial public offering price (the "Share Repurchase"). To the extent the Underwriters' over-allotment options are exercised, the number of shares that the Company will repurchase will be reduced. The Company plans to finance the Share Repurchase with borrowings under the Facilities (as defined).

     The Stock Disposition Agreement also provides that the Company will issue to ASI Partners warrants (the "Warrants") to purchase 3,000,000 shares of Common Stock at a price per share equal to $10 above the initial public offering price. If there is a change of control of the Company consummated in a manner specified in the Stock Disposition Agreement (a "Transaction") prior to January 31, 1998 (or October 1, 1998 in certain cases), the agreement provides that the Company would be required to make a cash payment to ASI Partners in respect of the aggregate number of shares sold by ASI Partners in the Offerings and to the Company pursuant to the Share Repurchase based on the excess, if any, of the consideration per share received by holders of the Common Stock in the Transaction over the cash price per share received by ASI Partners in the Offerings and pursuant to the Share Repurchase. The Warrants would expire if a Transaction occurs entitling ASI Partners to such a payment, and will not be exercisable until the possibility of such a payment no longer exists.

     Following the Offerings, the Share Repurchase and the Share Distribution, ASI Partners will own no shares. See "Capitalization", "Pro Forma Financial Data", "The Selling Stockholder and Stockholder Transactions" and
"Underwriting".

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The unaudited summary pro forma financial data presented below give effect to the Share Repurchase from ASI Partners for a total cash purchase price of approximately $281 million (6.25 million shares of Common Stock at the public offering price of $45 per share) and related borrowings of approximately $281 million under the Facilities to fund such repurchase, in each case as if such transactions had occurred at the beginning of each of the periods presented and assuming no exercise of the Underwriters' over-allotment options. The information presented below should be read in conjunction with "Summary Historical Financial Data" and "Pro Forma Financial Data". The pro forma financial data do not give effect to the Medical Systems Acquisitions (as defined) and related borrowings. See "Business -- Medical Systems Group".

                                                        YEAR ENDED           NINE MONTHS ENDED
                                                    DECEMBER 31, 1995        SEPTEMBER 30, 1996
                                                   --------------------     --------------------
                                                   ACTUAL     PRO FORMA     ACTUAL     PRO FORMA
                                                   ------     ---------     ------     ---------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales........................................... $5,221      $ 5,221      $4,368      $ 4,368
     Cost of sales................................  3,887        3,887       3,282        3,282
     Selling and administrative expenses..........    854          854         684          684
     Asset impairment loss(a).....................     --           --         235          235
     Other expense................................     40           40          28           28
     Interest expense.............................    213          232         151          164
                                                   ------      -------      ------      -------
  Income (loss) before income taxes and
     extraordinary item...........................    227          208         (12)         (25)
  Income taxes....................................     85           78          80           75
                                                   ------      -------      ------      -------
  Income (loss) before extraordinary item......... $  142      $   130      $  (92)     $  (100)
                                                   ======      =======      ======      =======
INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary item......... $ 1.90      $  1.90      $(1.18)(a)  $ (1.40)(a)
  Average number of outstanding common shares.....   74.7         68.5        77.8         71.6

---------------

(a) Income before extraordinary item per share for the nine months ended September 30, 1996 would have been $1.84 and $1.89 on an actual and pro forma basis, respectively, if the asset impairment loss were excluded. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("FAS 121"), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, resulting in a non-cash asset impairment charge in 1996 of $235 million, for which there was no tax benefit.

                   RECENT FINANCIAL RESULTS AND DEVELOPMENTS

     RECENT FINANCIAL RESULTS. The Company's consolidated sales for 1996 were $5.8 billion, an increase of 11% from $5.2 billion in 1995. Income before extraordinary item (excluding the non-cash asset impairment charge of $235.2 million) was $188.5 million, or $2.42 per share, up 33% and 27%, respectively, from income before extraordinary item in 1995 of $142 million, or $1.90 per share. These results include the effects of the Company's restatement of its financial statements for the first nine months of 1996 relating to the Company's French subsidiary, Porcher S.A., which restatement increased the after-tax net loss for such period by $6 million, or $.08 per share. See "Management's Discussion and Analysis of Financial Position and Results of Operations". Including the asset impairment charge, the net loss for 1996 was $46.7 million, or $.60 per share. The information set forth herein for 1996 is unaudited.

     The following table sets forth segment sales and operating income for 1995 and 1996.

                                                                         YEAR ENDED
                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                     1995         1996
                                                                    ------     -----------
                                                                               (UNAUDITED)

                                                                     (IN MILLIONS, EXCEPT
                                                                       PER SHARE DATA)
    Sales:
      Air Conditioning Products...................................  $2,953       $ 3,437
      Plumbing Products...........................................   1,270         1,452
      Automotive Products.........................................     998           916
                                                                    ------        ------
      Total sales.................................................  $5,221       $ 5,805
                                                                    ======        ======
    Operating income before asset impairment loss:
      Air Conditioning Products...................................  $  259       $   353
      Plumbing Products...........................................     120           110
      Automotive Products.........................................     155           123
                                                                    ------        ------
                                                                       534           586
    Asset impairment loss:
      Air Conditioning Products...................................      --          (121)
      Plumbing Products...........................................      --          (114)
                                                                    ------        ------
                                                                        --          (235)
                                                                    ------        ------
         Total operating income...................................     534           351
    Interest expense..............................................    (213)         (198)
    Corporate and other expenses..................................     (94)          (95)
                                                                    ------        ------
    Income before income taxes
      and extraordinary item......................................     227            58
    Income taxes..................................................     (85)         (105)
                                                                    ------        ------
    Income (loss) before extraordinary item.......................  $  142       $   (47)
                                                                    ======        ======
    Income (loss) per common share:
      Income (loss) before extraordinary item.....................  $ 1.90       $  (.60)
      Average number of outstanding common shares.................    74.7          78.0

     Sales of Air Conditioning Products increased 16% to $3.4 billion as a result of strong increases in both commercial and residential businesses in the U.S., reflecting growth in the market and gains in market share. Sales by the Company's new operations in the PRC, as well as sales gains elsewhere in the Far East and in Europe, also contributed to the increase. Sales of Plumbing Products increased 14% to $1.5 billion primarily as a result of the acquisition of Porcher in the fourth quarter of 1995. Excluding Porcher, sales declined in Europe, reflecting continued economic weakness in most markets. However, solid growth in North America essentially offset the decline in Europe. Sales of Automotive Products decreased 8% to $916 million, reflecting the decline in European commercial vehicle production in 1996.

     Operating income for 1996, excluding the asset impairment charge, increased 10% to $586 million from $534 million in 1995. Operating income of Air Conditioning Products, excluding the asset impairment charge, increased 36% to $353 million as a result of higher volume and margin improvement in both commercial and residential businesses in the U.S. The margin improvement reflects higher pricing and cost improvements. Operating income of Plumbing Products, excluding the asset impairment charge, declined 8% to $110 million, reflecting the effects of continued weakness in European markets, particularly in Germany and France, which were partially offset by higher volume and lower manufacturing costs in both North and Latin American operations. Margins in France were lower than in 1995 due to increased costs primarily at Porcher. The Company is undertaking actions to better assimilate Porcher into its European plumbing products operations and to improve operating performance. Operating income of Automotive Products declined 20% to $123 million due to lower volumes and start-up costs associated with new product introductions for customers' 1997 models. Improved levels of new orders late in 1996 are expected to lead to improving results by the second quarter of 1997.

     Corporate and other expense increased slightly from 1995. Increased spending related to the existing businesses in the newly formed Medical Systems Group was essentially offset by a gain related to the restructuring of the Company's Alliance Compressors partnership. Interest expense declined to $198 million from $213 million in 1995, reflecting reduced indebtedness and lower interest rates.

     MEDICAL SYSTEMS GROUP. The Company recently announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. The Company has for the last several years had under development two small medical diagnostic product groups focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through September 30, 1996.

     The Company decided to explore acquisitions to accelerate the commercialization of its technology and expand the number of diagnostic tests covered by its products. Accordingly, the Company on January 23, 1997 entered into memoranda of understanding to acquire the European medical diagnostic business (the "Sorin Business") of Sorin Biomedica S.p.A., an affiliate of the Fiat Group, and all the outstanding shares of Incstar Corporation ("Incstar"), a biotechnology company based in Stillwater, Minnesota, 52% of which is owned by Sorin Biomedica S.p.A. Sales in 1995 were approximately $90 million for the Sorin Business and approximately $45 million for Incstar. The aggregate cost of the acquisitions (the "Medical Systems Acquisitions") is expected to be approximately $220 million (including fees and expenses).

     NEW CREDIT FACILITIES. In January 1997, the Company entered into the $1.75 billion amended and restated credit facilities (the "Facilities"), consisting of $1.375 billion of revolving credit facilities and a $375 million periodic access facility, which replaced the Company's previous $925 million credit facilities (the "Previous Facilities"). Borrowings under the Facilities are available to fund the Share Repurchase, to provide financing for the Medical Systems Acquisitions, to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

     TYCO ACQUISITION PROPOSALS; RECENT LITIGATION. The Company received letters from Tyco International Ltd. ("Tyco") on September 30, October 17, and December 5, 1996 setting forth proposals for a possible acquisition by Tyco of all the shares of the Company's Common Stock, in each case for a combination of cash and Tyco common stock. The final letter included a proposed purchase price of $50 per share. The Company's Board of Directors reviewed the Tyco proposals, consulted with its legal counsel and financial advisors and concluded that the Company's strategies already in place are working and that the best way to increase the Company's earnings and shareholder value is to focus on implementing these strategies as an independent company. As a result, the Board of Directors concluded that the Company would decline any interest in the proposals and Tyco was so informed. There have been no discussions between the Company and Tyco concerning any of the proposals and the Company contemplates none.

     Two persons claiming to be shareholders of the Company and represented by the same lawyers have filed separate class action and derivative lawsuits in the Chancery Court of the State of Delaware against the Company, ASI Partners and the directors of the Company alleging breaches of fiduciary duties in respect of the rejection of the Tyco proposals and approval of the Stockholder Transactions. The lawsuits seek to cause the Company to evaluate alternatives to maximize value for the Company's public shareholders, to enjoin the Stockholder Transactions and to recover damages in an unspecified amount. A person claiming to be a holder of certain public debt securities of American Standard Inc. has filed a class action lawsuit in New York Supreme Court seeking to enjoin the Stockholder Transactions or to require the Company to redeem such debt securities at the election of the securityholders. The Company believes that these lawsuits are without merit and intends to contest them vigorously.

                                  RISK FACTORS

     Prospective purchasers of the Shares should consider carefully the specific risk factors set forth under "Risk Factors", as well as the other information set forth or incorporated by reference in this Prospectus.

                                  RISK FACTORS

     Prospective purchasers of the Shares should consider carefully the following risk factors, as well as other information set forth or incorporated by reference in this Prospectus.

SUBSTANTIAL LEVERAGE

     In connection with the Acquisition in 1988 of American Standard Inc., the Company incurred substantial indebtedness, resulting in its highly leveraged capital structure. At September 30, 1996, the Company's total indebtedness was approximately $2.0 billion, including short-term debt and the current portion of long-term debt. See "Capitalization". At September 30, 1996, American Standard had scheduled principal payments of $78 million, $82 million and $235 million for the years 1997, 1998 and 1999, respectively. The Company has entered into the $1.75 billion Facilities, consisting of $1.375 billion of revolving credit facilities and a $375 million periodic access facility, which replaced the Company's $925 million Previous Facilities. At January 31, 1997, American Standard Inc. had unused borrowing capacity under the Facilities of approximately $1.2 billion.

     The Company will borrow under the Facilities approximately $281 million (approximately $208 million if the Underwriters exercise their over-allotment options in full) in connection with the Stockholder Transactions. Borrowings under the Facilities are also available to provide financing for the Medical Systems Acquisitions, to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. Subject to restrictions in the Facilities and its other debt instruments, the Company may incur additional indebtedness from time to time to finance capital expenditures, joint ventures, acquisitions or other expenditures. If the Medical Systems Acquisitions are consummated, borrowings under the Facilities would increase by approximately $220 million.

     American Standard's substantial leverage could have important consequences, including: limiting the Company's ability to obtain additional financing; the need to use substantial portions of operating cash flow to meet interest and principal repayment obligations; exposure to interest rate fluctuations due to floating interest rates; increased vulnerability to changes in general economic conditions, competitive pressures and changes in government regulations; and potential limitations on its ability to realize some or all of the benefit of significant business opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

HISTORICAL LOSSES

     Since the Acquisition in 1988 by Kelso, American Standard has had net losses (after income taxes, cumulative effects of changes in accounting methods and extraordinary losses on retirement of debt) of $227 million in 1989, $54 million in 1990, $143 million in 1991, $57 million in 1992, $209 million in 1993 and $86 million in 1994. In 1995 the Company had net income of $112 million and in the first nine months of 1996 a net loss of $92 million (which includes a $235 million non-cash asset impairment charge). The Company's results of operations reflect the effects of purchase accounting and significant interest expense resulting from its highly leveraged capital structure. Results of operations in 1991, 1992 and 1993 were also affected by recessions in the Company's markets. See "Prospectus Summary -- Recent Financial Results and Developments" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

INTERNATIONAL OPERATIONS

     The Company conducts significant non-U.S. operations through subsidiaries in most of the major countries of Western Europe, Brazil, the PRC, Thailand, Mexico, the Philippines, Central American countries, Canada, Malaysia, South Korea, Taiwan, Australia and Egypt. In addition, the

Company conducts business in these and other countries through affiliated companies and partnerships in which the Company owns 50% or less of the stock or partnership interest. The Company has manufacturing operations in 35 countries. International operations are subject to a number of special risks, including currency exchange rate fluctuations, trade barriers, exchange controls, governmental expropriation, political risks and risks of increases in taxes. In addition, various jurisdictions outside the United States have laws limiting the right and ability of non-U.S. subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies unless specified conditions are met.

     The Company's financial performance on a U.S. dollar denominated basis can be significantly affected by fluctuations in currency exchange rates. Such fluctuations have much less effect on local operating results, however, because the Company for the most part sells its products within the countries in which they are manufactured. The asset exposure of foreign operations to the effects of exchange volatility has been partly offset by the denomination in foreign currencies of a portion of the Company's borrowings. The Company from time to time enters into agreements in order to reduce its foreign currency exposure. These agreements have not been and are not expected to be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

TAX MATTERS

     The Company has from time to time reorganized and restructured, and may in the future reorganize and restructure, its international operations based on certain assumptions it believes to be correct relating to the various tax laws (including capital gains and withholding tax laws), U.S. and international tax treaty developments, international currency exchange and capital repatriation laws and other relevant laws of a variety of non-U.S. jurisdictions. While management believes that such assumptions are correct, there can be no assurance that taxing or other authorities will reach the same conclusion. If such assumptions are incorrect, or if such laws were changed or modified, the Company may experience adverse tax and other financial consequences.

     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $20 million (at September 30, 1996 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. In March 1996 the Company received an assessment, which it has appealed, for additional taxes of approximately $71 million (at September 30, 1996 exchange rates) (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such assessment occurred in years subsequent to 1990. Having assessed additional taxes for the 1988-1990 period, the German tax authorities might, after future tax audits, propose tax adjustments for years 1991 to 1993 that could be as much as 50% higher. The Company, on the basis of the opinion of German legal counsel, Meilicke & Partner, believes the German tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at September 30, 1996 with respect to such matters.

     The Company has agreed with the German tax authorities to make a partial security deposit in respect of the additional taxes and interest assessed in March 1996. Approximately $13 million was paid in January 1997 and, in addition, the Company will apply approximately $7 million of tax refunds due it to the security deposit. The tax authorities have granted a staying order for the balance of the additional taxes and interest assessed in March 1996, under which no further payment or other security will be required from the Company before litigation of the matter or a final resolution. During litigation, the Company would expect renewal of the staying order. Upon final resolution, the Company will be obligated to pay any tax liability in excess of the security deposit or the Company will receive a refund of any excess security deposit (with interest accruing on the additional tax from the date of assessment or the refund amount from the date of deposit, respectively).

     As a result of German tax legislation, first effective in 1994, the Company's tax provision in Germany was higher in 1994, 1995 and 1996, and will continue to be in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its tax exposure to the major issues under the audit referred to above will be reduced starting in 1994 and continuing thereafter into future years.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

     The Company's U.S. operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air, water and soil and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company believes that it is in substantial compliance with such laws and regulations. A number of the Company's plants are undertaking responsive actions to address soil and groundwater issues. In addition, the Company is a party to a number of remedial actions under various federal and state environmental laws and regulations that impose liability on companies to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed or released, including approximately 30 proceedings under the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, in which the Company has been named a potentially responsible party or a third party by a potentially responsible party. Expenditures in 1993, 1994, 1995 and the first nine months of 1996 to evaluate and remediate such sites were not material. On the basis of the Company's historical experience and information currently available, the Company believes that these environmental actions will not have a material adverse effect on its financial condition, results of operations or liquidity.

     Additional sites may be identified for environmental remediation in the future, including properties previously transferred by the Company and with respect to which the Company may have contractual indemnification obligations. The Company cannot estimate at this time the ultimate aggregate costs of all remedial actions because of (a) uncertainties surrounding the nature and application of environmental regulations, (b) the Company's lack of information about additional sites at which it may be listed as a potentially responsible party, (c) the level of cleanup that may be required at specific sites and choices concerning the technologies to be applied in corrective actions, (d) the number of contributors and the financial capacity of others to contribute to the cost of remediation at specific sites and (e) the time periods over which remediation may occur.

     The Company's international operations are also subject to various environmental statutes and regulations. Generally, these requirements tend to be no more restrictive than those in effect in the United States. The Company believes it is in substantial compliance with such existing foreign environmental statutes and regulations.

     The Company derived significant revenues in 1996 and prior years from sales of air conditioning products using chlorofluorocarbons ("CFCs") and hydrochlorofluorocarbons ("HCFCs"). Use of CFCs, HCFCs and other ozone-depleting chemicals is to be phased out over various periods of time under regulations that will require use of substitute permitted refrigerants. Also, adoption of new refrigerants will require replacement or modification of much of the air conditioning equipment already installed. The Company believes that these regulations will have the effect of generating additional product sales and parts and service revenues, as existing air conditioning equipment operating on CFCs is converted to operate on environmentally preferred refrigerants or replaced, although this is likely to happen only over a number of years, and the Company is unable to estimate the magnitude or timing of such additional conversion or replacements. The Company has been working closely with the manufacturers of refrigerants that are developing substitutes for the CFCs and HCFCs to be phased out, so that the Company's products will be compatible with the substitutes. Although the Company believes that its commercial products currently in production will not require substantial modification to use substitutes, residential and light commercial products produced by the Company and its competitors may require modification for substitute refrigerants. The costs of the substitution of alternative refrigerants are expected to be reflected in product pricing and accordingly are not expected to have a material adverse impact on the Company.

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning products. Although the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to maintain compliance.

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     The Company's Restated Certificate of Incorporation, Amended By-Laws and stockholder rights agreement (the "Stockholder Rights Agreement"), as well as the Stock Disposition Agreement, certain benefit plans and debt instruments, contain provisions that may have the effect of making an acquisition of control of the Company by means of tender offer, open market purchases, a proxy contest or otherwise more difficult, discouraging acquisition bids for the Company or limiting the price that certain acquirors might be willing to pay in the future for shares of the Company's Common Stock.

     The Restated Certificate of Incorporation and Amended By-Laws, among other things, (i) provide for a classified board of directors, (ii) prohibit stockholders from taking action by written consent in lieu of an annual or special meeting, (iii) establish advance notice procedures with regard to stockholder proposals and the nomination of candidates for election as directors and (iv) require the affirmative vote of at least 65% of the shares entitled to vote to amend or repeal certain provisions of the Restated Certificate of Incorporation and the Amended By-Laws. The Restated Certificate of Incorporation also provides that a director, in determining what he or she reasonably believes to be the best interests of the Company, shall consider the interests of the stockholders and, in his or her discretion, may consider any of the following: the interests of the Company's employees, suppliers, creditors and customers; the state of the U.S. and global economy; community and societal interests; and the long-term as well as the short-term interests of the Company and its stockholders, including the possibility that these interests may be best served by the continued independence of the Company.

     The Stock Disposition Agreement provides, that if a change of control Transaction occurs prior to January 31, 1998 (or October 1, 1998 in certain circumstances), the Company would be required to make a cash payment to ASI Partners in respect of the aggregate number of Shares sold by ASI Partners in the Offerings and to the Company in the Share Repurchase. Any such cash payment would be based on the excess, if any, of the consideration per share received by holders of the Common Stock in the Transaction over the cash price per share received by ASI Partners in the Offerings and pursuant to the Share Repurchase. Any such amounts payable to ASI Partners could have the effect of lowering the price that certain prospective acquirors might be willing to pay in the future for shares of the Company's Common Stock in a Transaction. See "The Selling Stockholder and Stockholder Transactions".

     Under the Stockholder Rights Agreement, each share of Common Stock (including the Shares to be sold in the Offerings) will have associated with it one right to purchase a share of the Company's preferred stock at a stipulated price in certain circumstances relating to changes in ownership of the Common Stock. The Company's Stock Incentive Plan provides that upon a change of control of the Company all options and stock appreciation rights will become immediately exercisable and restrictions applicable to outstanding restricted units and restricted stock awards will lapse and the shares in question will fully vest. Certain of the Company's incentive compensation plans also provide that, in the event of a change of control of the Company, all performance targets of such plans then in effect will be deemed to have been met and participants' rights to awards payable under such plans as a result thereof are immediately payable. In addition, the trust agreement associated with such incentive compensation plans provides that, in the event of a change of control, plan participants are entitled to an immediate lump sum distribution of the cash value of their share award accounts in the trust. American Standard Inc.'s Change of Control Severance Plan provides that certain designated employees are eligible for severance payments if such employees are terminated or effect a voluntary termination under certain circumstances within 12 months after a change of control.

     The Company is subject to Section 203 of the Delaware General Corporation Law, which limits transactions between a publicly held company and "interested stockholders" (in general, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding voting stock). This provision also may have the effect of deterring certain potential acquisitions of the Company.

     In addition, the terms of the Facilities permit the lenders thereunder, and the indentures governing certain of American Standard Inc.'s public debt securities permit the holders of such debt securities, respectively, to accelerate payments or require redemption upon certain events which constitute a change of control of the Company or American Standard Inc. The Offerings will not constitute a change of control under such provisions.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the NYSE under the symbol "ASD". The following table sets forth the high and low reported sale prices for the Common Stock as quoted by the NYSE for the periods indicated.

                                                                                   MARKET
                                                                                    PRICE
                                                                                 -----------
                                CALENDAR PERIOD                                  HIGH    LOW
-------------------------------------------------------------------------------  ---     ---
1995
First Quarter (from February 3, 1995)..........................................  $25     $19 5/8
Second Quarter.................................................................   28 1/4  24 1/4
Third Quarter..................................................................   32      26
Fourth Quarter.................................................................   31 7/8  26 1/4
1996
First Quarter..................................................................   31 3/8  25 1/2
Second Quarter.................................................................   33 3/8  26 1/2
Third Quarter..................................................................   35 1/4  28 1/8
Fourth Quarter.................................................................   39 3/4  34 1/4
1997
First Quarter (through February 11, 1997)......................................   47 1/8  37 3/4

     The last reported sale price for the Common Stock by the NYSE on February 11, 1997 was $45 1/2 per Share.

     The Company has not historically paid dividends on its Common Stock, and does not currently intend to pay dividends. Moreover, the terms of certain debt instruments (including the Credit Agreement as well as the indentures related to certain of American Standard Inc.'s public debt securities) prohibit or restrict the payment of dividends or other distributions by American Standard Inc. to the Company. The declaration and timing of any dividends in the future will be determined by the Company's Board of Directors, based on its results of operations, financial condition, cash requirements, certain corporate law requirements, applicable restrictive covenants and other factors. After the Stockholder Transactions, the Company's ability to effect additional repurchases of shares of Common Stock will be significantly limited under the terms of the indentures related to certain of American Standard Inc.'s public debt securities.

                                USE OF PROCEEDS

     All of the Shares of Common Stock offered hereby are being offered by the Selling Stockholder. The Company will receive no proceeds from the Offerings.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company and its subsidiaries at September 30, 1996 and at that date as adjusted to give effect to the financing of the Stockholder Transactions with borrowings of approximately $281 million under the Facilities (assuming no exercise of the Underwriters' over-allotment options). See "The Selling Stockholder and Stockholder Transactions". This table should be read in conjunction with the Company's consolidated financial statements and notes thereto which have been incorporated herein by reference. All amounts are translated where applicable using September 30, 1996 currency exchange rates. The table does not give effect to the Medical Systems Acquisitions and related borrowings. See
"Business -- Medical Systems Group".

                                                                         SEPTEMBER 30, 1996
                                                                      ------------------------
                                                                       ACTUAL       ADJUSTED
                                                                      --------     -----------
                                                                           (IN MILLIONS)
Short-Term Debt:
  Loans payable to banks............................................  $     36       $    36
  Revolving Facilities..............................................       145           426(a)
  Current maturities of long-term debt..............................        65            65
                                                                      --------       -------
     Total short-term debt..........................................       246           527
Long-Term Debt:
  Credit Agreement..................................................       366           366
  Other debt obligations............................................     1,437         1,437
                                                                      --------       -------
                                                                         1,803         1,803
  Less current maturities...........................................       (65)          (65)
                                                                      --------       -------
     Total long-term debt...........................................     1,738         1,738
                                                                      --------       -------
Total Stockholders' Deficit.........................................      (440)         (721)(a)
                                                                      --------       -------
  Total capitalization..............................................  $  1,544       $ 1,544
                                                                      ========       =======

---------------
(a) Reflects borrowings of approximately $281 million under the Facilities to repurchase from the Selling Stockholder 6.25 million shares of Common Stock at the public offering price of $45 per share in connection with the Stockholder Transactions (assuming no exercise of the Underwriters' over-allotment options). If the Underwriters were to exercise their over-allotment options in full (which would represent approximately 1.6 million Shares), the borrowings under the Facilities would be approximately $208 million and total stockholders' deficit would be $648 million. As part of the Stockholder Transactions, the Company will issue to ASI Partners certain Warrants. See "The Selling Stockholder and Stockholder Transactions". For a discussion of the Facilities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations".

    If the Medical Systems Acquisitions are consummated, borrowings under the Facilities would increase by approximately $220 million.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following tables set forth summary historical financial data and segment financial data of the Company for each of the three years in the period ended December 31, 1995 and the nine month periods ended September 30, 1995 and 1996. The summary annual historical financial data are derived from the Company's consolidated financial statements and notes thereto. Information for the nine months ended September 30, 1995 and 1996 is derived from unaudited interim financial statements which reflect, in the opinion of the Company, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial data for such periods. Results for interim periods are not necessarily indicative of results for the full year. This table should be read in conjunction with the Company's consolidated financial statements and notes thereto which have been incorporated herein by reference. The Company has restated its financial statements for the nine months ended September 30, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                        NINE MONTHS
                                                                                           ENDED
                                                         YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                        --------------------------   -----------------
                                                         1993       1994     1995     1995       1996
                                                        ------     ------   ------   ------     ------
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED FINANCIAL DATA:
STATEMENT OF OPERATIONS DATA:
  Sales...............................................  $3,830     $4,457   $5,221   $3,910     $4,368
    Cost of sales.....................................   2,903      3,377    3,887    2,893      3,282
    Selling and administrative expenses...............     692        779      854      631        684
    Asset impairment loss(a)..........................      --         --       --       --        235
    Other expense.....................................      38         57       40       27         28
    Interest expense..................................     278        259      213      162        151
                                                        ------     ------   ------   ------     ------
  Income (loss) before income taxes and extraordinary
    item..............................................     (81)       (15)     227      197        (12)
  Income taxes........................................      36         62       85       78         80
                                                        ------     ------   ------   ------     ------
  Income(loss) before extraordinary item..............    (117)       (77)     142      119        (92)
  Extraordinary loss on retirement of debt (b)........     (92)        (9)     (30)     (30)        --
                                                        ------     ------   ------   ------     ------
  Net income (loss)...................................    (209)       (86)     112       89        (92)
  Preferred dividend..................................      (8)        --       --       --         --
                                                        ------     ------   ------   ------     ------
  Net income (loss) applicable to common shares.......  $ (217)    $  (86)  $  112   $   89     $  (92)
                                                        ======     ======   ======   ======     ======
NET INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary item.............  $(2.11)    $(1.29)  $ 1.90   $ 1.61     $(1.18)(a)
  Extraordinary loss on retirement of debt............   (1.55)      (.15)    (.40)    (.40)        --
                                                        ------     ------   ------   ------     ------
  Net income (loss) per common share..................  $(3.66)    $(1.44)  $ 1.50   $ 1.21     $(1.18)(a)
                                                        ======     ======   ======   ======     ======
  Average number of outstanding common shares.........    59.3       59.9     74.7     74.0       77.8
OTHER DATA:
  Depreciation expense................................  $  106     $  123   $  110   $   84     $   91
  Amortization of goodwill............................      31         31       33       25         21
  EBIT (c)............................................     197        244      440      359        139
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital.....................................  $   80     $  (14)  $  (12)  $  (15)    $  148
  Goodwill (net)......................................   1,026      1,053    1,082    1,071        851
  Total assets........................................   2,987      3,156    3,520    3,434      3,445
  Total debt..........................................   2,336      2,364    2,083    2,070      1,984
  Stockholders' deficit...............................    (723)      (798)    (390)    (419)      (440)

---------------
(a) Effective January 1, 1996 the Company adopted FAS 121, resulting in a non-cash charge of $235 million, or $3.02 per share, for which there was no tax benefit. Excluding the asset impairment loss, income before extraordinary item would have been $1.84 per share.

(b) Reflects redemptions of debt in 1993, 1994 and 1995 which resulted in extraordinary charges of $92 million, $9 million and $30 million, respectively, including call premiums, the write-off of deferred debt issuance costs. In addition, 1993 included a loss of approximately $15 million on cancellation of foreign currency swap contracts. There were no tax benefits provided on these charges.

(c) EBIT is the sum of (i) income (loss) before income taxes and extraordinary item and (ii) interest expense.

                                                                                        NINE MONTHS
                                                                                           ENDED
                                                        YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                                     -----------------------------   -----------------
                                                      1993        1994      1995      1995      1996
                                                     -------     -------   -------   -------   -------
                                                                       (IN MILLIONS)
SEGMENT FINANCIAL DATA:
SALES:
  Air Conditioning Products........................  $ 2,100     $ 2,480   $ 2,953   $ 2,201   $ 2,602
  Plumbing Products................................    1,167       1,218     1,270       952     1,079
  Automotive Products..............................      563         759       998       757       687
                                                     -------     -------   -------   -------   -------
Total Sales........................................  $ 3,830     $ 4,457   $ 5,221   $ 3,910   $ 4,368
                                                     =======     =======   =======   =======   =======

OPERATING INCOME BEFORE ASSET IMPAIRMENT LOSS AND
  SPECIAL CHARGES:
  Air Conditioning Products........................  $   138     $   189   $   259   $   209   $   284
  Plumbing Products................................      109         130       120        96        79
  Automotive Products..............................       43          76       155       123        91
                                                     -------     -------   -------   -------   -------
                                                         290         395       534       428       454

Asset impairment loss and special charges(a):
  Air Conditioning Products........................       (5)         (7)       --        --      (121)
  Plumbing Products................................       (1)        (19)       --        --      (114)
  Automotive Products..............................       (2)        (14)       --        --        --
                                                     -------     -------   -------   -------   -------
Total Operating Income.............................  $   282     $   355   $   534   $   428   $   219
                                                     =======     =======   =======   =======   =======

---------------

(a) Includes the non-cash charge of $235 million in the first quarter of 1996 as a result of the adoption of FAS 121, for which there was no tax benefit, and the special charges incurred in 1993 and 1994 applicable to consolidation of production facilities, employee severance, other cost reduction actions and a provision for the early disposition of certain assets.

                            PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data give effect to the Share Repurchase from the Selling Stockholder of 6.25 million shares of Common Stock for a total cash purchase price of approximately $281 million (at the public offering price of $45 per share) and related borrowings of approximately $281 million under the Facilities, in each case as if such transactions had occurred at the beginning of each of the periods presented and assuming no exercise of the Underwriters' over-allotment options. The pro forma financial data are based upon available information and certain assumptions that management believes are reasonable, including those set forth in the footnotes thereto. The pro forma financial data do not purport to represent what the Company's results of operations would actually have been had the Stockholder Transactions in fact occurred on the assumed date or at the beginning of the periods indicated or to project the Company's results of operations for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Selling Stockholder and Stockholder Transactions". The pro forma financial data do not give effect to the Medical Systems Acquisitions and related borrowings. See "Business -- Medical Systems Group".

                                                     YEAR          NINE MONTHS       NINE MONTHS
                                                    ENDED             ENDED             ENDED
                                                 DECEMBER 31,     SEPTEMBER 30,     SEPTEMBER 30,
                                                     1995             1995               1996
                                                 ------------     -------------     --------------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Sales........................................     $5,221           $ 3,910            $4,368
     Cost of sales.............................      3,887             2,893             3,282
     Selling and administrative expenses.......        854               631               684
     Asset impairment loss(a)..................         --                --               235
     Other expense.............................         40                27                28
     Interest expense(b).......................        232               177               164
                                                    ------            ------            ------
  Income (loss) before income taxes and
     extraordinary item........................        208               182               (25)
  Income taxes(b)..............................         78                73                75
                                                    ------            ------            ------
  Income (loss) before extraordinary item......     $  130           $   109            $ (100)
                                                    ======            ======            ======
INCOME (LOSS) PER COMMON SHARE:
  Income (loss) before extraordinary item......     $ 1.90(a)        $  1.61(a)         $(1.40)(a)
  Average number of outstanding common
     shares(b).................................       68.5              67.8              71.6

---------------
(a) Income before extraordinary item per share for the nine months ended September 30, 1996 would have been $1.89 on a pro forma basis if the asset impairment loss were excluded. Effective January 1, 1996, the Company adopted FAS 121, resulting in a non-cash charge in 1996 of $235 million, for which there was no tax benefit. Exercise of the Underwriters' over-allotment option in full (which would represent approximately 1.6 million Shares) would have no material effect on income before asset impairment loss and extraordinary item per share on a pro forma basis for each of the periods presented.

(b) The adjustment to reflect the repurchase of 6.25 million shares of Common Stock from the Selling Stockholder for approximately $281 million increases interest expense by $19 million, $15 million and $13 million and decreases income taxes by $7 million, $5 million and $5 million for the year ended December 31, 1995 and the nine months ended September 30, 1995 and 1996, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 1996

     Operating income increased 15% to $161 million in the third quarter of 1996 from $140 million in the third quarter of 1995 on strong growth for Air Conditioning Products and an improvement by Plumbing Products, offset partly by a decrease for Automotive Products related to weak markets. Effective January 1, 1996 the Company adopted FAS 121 related to impairment of long-lived assets. Applying the criteria established by FAS 121, the Company concluded that certain assets and related goodwill of its Canadian, French and Mexican operating units were impaired. As a result, the Company recorded a non-cash charge in the first quarter of 1996 of $235 million, approximately 90% of which represented the write-down of goodwill, for which there is no tax benefit. This charge included $121 million for Air Conditioning Products' operations in Canada and France, and $114 million for Plumbing Products' operations in Canada and Mexico. Excluding this charge, operating income for the first nine months of 1996 was $454 million, an increase of 6% over the $428 million of operating income in the first nine months of 1995.

     The Company has restated its financial statements for each of the first three quarters of 1996, reducing operating income by $3 million, $4 million and $2 million, respectively, to properly record costs and expenses for Porcher S.A., the French plumbing products manufacturer acquired in the fourth quarter of 1995. Information provided in this section reflects such restatement. The restatement had the effect of increasing the after-tax net loss for the nine months ended September 30, 1996, by $6 million, or $.08 per share. New management at Porcher has taken corrective action to prevent the recurrence of similar errors which mainly resulted from implementation of new accounting systems at Porcher.

                        SUMMARY SEGMENT AND INCOME DATA
                                 (IN MILLIONS)
                                  (UNAUDITED)

                                                          THREE MONTHS
                                                              ENDED           NINE MONTHS ENDED
                                                          SEPTEMBER 30,         SEPTEMBER 30,
                                                         1995       1996       1995       1996
                                                        ------     ------     ------     ------
Sales:
  Air Conditioning Products..........................   $  776     $  920     $2,201     $2,602
  Plumbing Products..................................      307        359        952      1,079
  Automotive Products................................      233        206        757        687
                                                        ------     ------     ------     ------
  Total sales........................................   $1,316     $1,485     $3,910     $4,368
                                                        ======     ======     ======     ======
Operating income before asset impairment loss:
  Air Conditioning Products..........................   $   81     $  111     $  209     $  284
  Plumbing Products..................................       23         29         96         79
  Automotive Products................................       36         21        123         91
                                                        ------     ------     ------     ------
                                                           140        161        428        454
Asset impairment loss:
  Air Conditioning Products..........................       --         --         --       (121)
  Plumbing Products..................................       --         --         --       (114)
                                                        ------     ------     ------     ------
                                                            --         --         --       (235)
                                                        ------     ------     ------     ------
     Total operating income..........................      140        161        428        219
Interest expense.....................................      (51)       (49)      (162)      (151)
Corporate and other expenses (a).....................      (22)       (27)       (69)       (80)
                                                        ------     ------     ------     ------
Income (loss) before income taxes and
  extraordinary item.................................   $   67     $   85     $  197     $  (12)
                                                        ======     ======     ======     ======

---------------
(a) Corporate and other expenses includes administrative, general and corporate development expenses, accretion charges on postretirement benefit liabilities, equity in net income (loss) of affiliated companies, minority interest, foreign exchange transaction gains and losses and miscellaneous income and expense.

RESULTS OF OPERATIONS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 1996 COMPARED WITH THE THIRD QUARTER AND FIRST NINE MONTHS OF 1995

     Consolidated sales for the third quarter of 1996 were $1,485 million, an increase of $169 million, or 13% (14% excluding the unfavorable effects of foreign exchange), from $1,316 million in the third quarter of 1995. Sales increased 19% for Air Conditioning Products and 17% for Plumbing Products, while sales for Automotive Products decreased 12% compared with the third quarter of 1995. Operating income for the third quarter of 1996 was $161 million, an increase of $21 million, or 15% (16% excluding the unfavorable effects of foreign exchange), from $140 million in the third quarter of 1995. Operating income increased 37% for Air Conditioning Products and 26% for Plumbing Products but decreased 42% for Automotive Products.

     Consolidated sales for the first nine months of 1996 were $4,368 million, an increase of $458 million, or 12% (13% excluding the unfavorable effects of foreign exchange), from $3,910 million in the first nine months of 1995. Sales increased 18% for Air Conditioning Products and 13% for Plumbing Products, while sales for Automotive Products declined 9%. Operating income (excluding the asset impairment charge previously mentioned) was $454 million for the first nine months of 1996, an increase of 6% (7% excluding the unfavorable effects of foreign exchange), compared with $428 million in the first nine months of 1995. Operating income for the first nine months of 1996 increased 36% for Air Conditioning Products but declined 18% for Plumbing Products and 26% for Automotive Products.

     Sales of Air Conditioning Products increased 19% (with little effect from foreign exchange) to $920 million for the third quarter of 1996 from $776 million for the comparable quarter of 1995. This improvement resulted from substantial volume increases and price gains for applied and unitary commercial systems; higher volumes and prices and a favorable shift to higher-efficiency, higher-capacity products for residential products in the U.S.; and sales by the new operations in the PRC. Sales of commercial products in the U.S. increased because of improved markets, demand for chiller replacement (due to the ban on CFC refrigerant production), higher prices and gains in market share. Residential sales in the U.S. increased because of strong demand (particularly in the replacement and renovation market), hot weather in some parts of the U.S. and improved economic conditions. International sales for the third quarter of 1996 increased principally because of sales by the new PRC operations, along with volume increases in most other businesses. Sales for Air Conditioning Products for the first nine months of 1996 increased by 18% to $2,602 million from $2,201 million in the first nine months of 1995, primarily for the reasons cited for the third quarter increase.

     Operating income of Air Conditioning Products increased 37% (with little effect from foreign exchange) to $111 million in the third quarter of 1996 from $81 million in the 1995 quarter, primarily reflecting expanded commercial and residential product sales in the U.S. Despite higher sales (primarily in the PRC), operating income for international operations was essentially unchanged. The new PRC operations were at break even, while results in other operations changed little from levels of the third quarter of 1995. Operating income for the first nine months of 1996, excluding the asset impairment charge explained above, increased 36% essentially for the reasons mentioned for the third quarter increase.

     Sales of Plumbing Products increased 17% (18% excluding the unfavorable effects of foreign exchange) to $359 million in the third quarter of 1996 from $307 million in the third quarter of 1995 primarily as a result of sales by Porcher and higher sales in North and Latin American operations. Excluding Porcher and foreign exchange effects, 1996 third quarter sales increased 3% compared with the 1995 quarter, as a result of an 8% increase for U.S. operations, while the international group was essentially flat despite the Latin American gains. Sales in the U.S. increased as a result of higher volumes (primarily in the retail market channel) and higher prices. For the international group, volume gains in Latin American operations (primarily in Mexico) were offset by a sales decline in Europe, particularly in Germany, Italy and France which continued to experience weak economic conditions. Sales of Plumbing Products for the first nine months of 1996 increased 13% (14% excluding the unfavorable effects of foreign exchange) to $1,079 million from $952 million in the first nine months of 1995. Excluding Porcher and foreign exchange effects, sales decreased by 1% for the first nine months of 1996 compared with the 1995 period as a result of the same factors affecting the third quarter results and because of a five-week strike in the Philippines that occurred in the first quarter of 1996.

     Operating income of Plumbing Products increased 26% (27% excluding the unfavorable effects of foreign exchange) to $29 million for the third quarter of 1996 from $23 million for the third quarter of 1995 as a result of a solid gain in U.S. operating income, partly offset by a decline in international operations. In the U.S., operating income improved because of the higher sales, benefits of lower-cost product sourcing from the Company's Mexican facilities and manufacturing and operating cost improvements. For international operations, operating income gains in Latin America were more than offset by declines in the weak European markets, particularly in Germany and France and, to a lesser extent, in Italy. In addition, margins in France were lower than in the prior year due to increased costs. The Company is undertaking actions to better assimilate Porcher into its European plumbing products operations and to improve operating performance. Despite a gain for U.S. operations, operating income for the first nine months of 1996, excluding the aforementioned asset impairment charge, declined by 18% (17% excluding foreign exchange effects) from the first nine months of 1995 because of a decline in international operations in the first half of 1996, including the effects of the first quarter Philippines strike.

     Sales of Automotive Products for the third quarter of 1996 decreased 12% (10% excluding the unfavorable effects of foreign exchange) to $206 million from $233 million in the third quarter of 1995, primarily because of a decline in European commercial vehicle production as a result of market weakness and order delays at several large customers in anticipation of new truck model introductions. Unit volume of truck and bus production in Western Europe decreased from the third quarter of 1995, especially in Germany and France. Trailer, export and Brazilian markets also decreased, contributing to the sales decline. Sales of Automotive Products for the first nine months of 1996 decreased 9% (7% excluding the unfavorable effects of foreign exchange) to $687 million from $757 million in the first nine months of 1995, primarily for the reasons which caused declines in the third quarter.

     Operating income for Automotive Products for the third quarter of 1996 was $21 million, a decrease of 42% (39% excluding the unfavorable effects of foreign exchange) from $36 million in the third quarter of 1995. This reflected the lower sales and start-up costs associated with new product introductions on 1997 truck models, offset partly by productivity improvements. Operating income for Automotive Products for the first nine months of 1996 decreased by 26% (24% excluding the unfavorable effects of foreign exchange) to $91 million from $123 million in the first nine months of 1995, principally for the same reasons described with respect to the third quarter.

  FINANCIAL REVIEW

     Interest expense decreased in the third quarter and first nine months of 1996 compared to the year-earlier periods, primarily as a result of reduced debt together with lower overall interest rates under the Company's previous bank credit agreement. The increase in corporate and other expenses for the third quarter and first nine months of 1996 is primarily attributable to spending for corporate development and lower equity in the net results of unconsolidated joint ventures.

     Income tax provisions for the three months and nine months ended September 30, 1996 were $29 million and $80 million, respectively, compared with provisions of $24 million and $78 million in the corresponding periods of 1995. Effective income tax rates for the third quarter and first nine months of 1996 were 34.5% and 35.6% of pretax income (excluding the asset impairment charge in the nine month period on which there was no tax benefit), compared with rates of 35.2% and 39.5% in the corresponding year-earlier periods. Both third quarter periods reflect reductions in the estimated full year tax rates. The lower effective tax rates resulted from increased levels of U.S. income (enabling the Company to recognize previously unrecognized tax benefits in both 1995 and 1996) and, in 1996, from proportionately greater pretax income earned in the U.S. (at a lower effective rate) compared to that earned in higher-rate jurisdictions in Europe and elsewhere.

     As a result of the redemption of debt in the first quarter of 1995 upon completion of a refinancing, the first nine months of 1995 included an extraordinary charge of $30 million attributable to the write-off of unamortized debt issuance costs, for which no tax benefit was available.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities, after cash interest paid of $87 million, was $200 million for the first nine months of 1996, compared with $202 million for the first nine months of 1995. Higher income before extraordinary item (excluding the non-cash asset impairment loss of $235 million) along with improved working capital utilization were offset primarily by higher payments of income taxes. Inventory turnover as of September 30, 1996 improved one full turn from September 30, 1995, and working capital as a percent of sales improved nearly one percentage point. The Company made capital expenditures of $135 million for the first nine months of 1996, including $12 million of investments in affiliated companies, compared with capital expenditures of $115 million in the first nine months of 1995, which included $19 million of investments in affiliated companies (see "-- Capital Expenditures"). Scheduled debt repayments of $50 million were made during the first nine months of 1996.

     At September 30, 1996, the Company's total indebtedness was $1,984 million and the Company had scheduled debt maturities of $78 million, $82 million, and $235 million for the years 1997, 1998 and 1999, respectively. In January 1997, the Company entered into the $1.75 billion Facilities which replaced the Company's $925 million Previous Facilities. Borrowings under the Facilities are available to fund the Share Repurchase, to provide financing for the Medical Systems Acquisitions, to redeem certain outstanding public debt securities of American Standard Inc. and for other general corporate purposes. The Company's previous credit agreement has been amended and restated to provide for the Facilities.

     The Company believes that the amounts available from operating cash flows, funds available under the Facilities and future borrowings will be sufficient to meet its expected operating needs and planned capital expenditures for the foreseeable future.

     The Facilities provide American Standard Inc. and certain subsidiaries (the "Borrowers") with senior secured credit facilities aggregating $1.75 billion to all Borrowers as follows: (a) a $750 million U.S. dollar revolving credit facility and a $625 million multi-currency revolving credit facility and (b) a $375 million multi-currency periodic access credit facility. Borrowings under the Facilities will bear interest at rates lower than those previously in effect under the Previous Facilities. There are no scheduled principal payments under any of the facilities prior to 2002. Borrowings under the amended revolving credit facilities will be short-term by their terms.

     All obligations of the Borrowers under the Facilities are guaranteed by the Company, American Standard Inc. and the subsidiaries of American Standard Inc. that were guarantors under the Previous Facilities. The Facilities are secured by pledges of the capital stock of American Standard Inc.'s domestic and foreign subsidiaries to the same extent as under the Previous Facilities. Unlike the Previous Facilities, the Facilities will not be secured by mortgages or liens on any of the other properties or assets of the Company or any of its domestic and foreign subsidiaries.

     The Facilities contain various covenants that limit, among other things, mergers and asset sales, indebtedness, dividends on and redemption of capital stock of the Company, voluntary prepayment of certain other indebtedness, rental expense, liens, capital expenditures, investments or acquisitions, the use of proceeds from asset sales, intercompany transactions and transactions with affiliates and certain other business activities. The covenants also require the Company to meet certain financial tests. Certain other American Standard Inc. debt instruments also contain financial and other covenants. The Company believes it is currently in compliance with the covenants under the Facilities and its other debt instruments.

     In addition, the terms of the Facilities permit the lenders thereunder and the indentures related to certain of American Standard Inc.'s public debt securities permit the holders of such debt securities, respectively, to accelerate payment or require redemption upon certain events which constitute a change of control of the Company or American Standard Inc.

     At September 30, 1996, the Company held swap agreements to hedge the redemption value of a portion of its long-term debt and effectively change such debt from a fixed interest rate of 10 1/2% to an average fixed rate of approximately 7%. The redemption value hedged by the swaps is the fair value of the debt at the commencement of the swaps. The swaps mature in June 1998 and have a notional debt value of $147 million. These swap agreements are with major financial institutions. The Company does not anticipate non-performance by such counterparties.

     The Company from time to time enters into agreements in order to reduce its foreign currency exposure. These agreements have not been and are not expected to be material.

     In August 1996, the Company entered into a financial services partnership, American Standard Financial Services, with Transamerica Commercial Finance Corporation, a subsidiary of Transamerica Corporation, to provide a wide range of financial services to support sales of the Company's products while reducing cash requirements to expand its business. The partnership will offer inventory and consumer financing, commercial leasing and asset-based lending programs, which are expected to enhance the Company's cash flow.

     In connection with examinations of the tax returns of the Company's German subsidiaries for the years 1984 through 1990, the German tax authorities have raised questions regarding the treatment of certain significant matters. In prior years the Company paid approximately $20 million (at September 30, 1996 exchange rates) of a disputed German income tax. A suit is pending to obtain a refund of this tax. In March 1996 the Company received an assessment, which it has appealed, for additional taxes of approximately $71 million (at September 30, 1996 exchange rates) (principally relating to the 1988 to 1990 period), plus interest, for the tax return years under audit. In addition, significant transactions similar to those which gave rise to such assessment occurred in years subsequent to 1990. Having assessed additional taxes for the 1988-1990 period, the German tax authorities might, after future tax audits, propose tax adjustments for years 1991 to 1993 that could be as much as 50% higher. The Company, on the basis of the opinion of German legal counsel, Meilicke & Partner, believes the German tax returns are substantially correct as filed and any such adjustments would be inappropriate and intends to vigorously contest any adjustments which have been or may be assessed. Accordingly, the Company has not recorded any loss contingency at September 30, 1996 with respect to such matters.

     The Company has agreed with the German tax authorities to make a partial security deposit in respect of the additional taxes and interest assessed in March 1996. Approximately $13 million was paid in January 1997 and, in addition, the Company will apply approximately $7 million of tax refunds due it to the security deposit. The tax authorities have granted a staying order for the balance of the additional taxes and interest assessed in March 1996, under which no further payment or other security will be required from the Company before litigation of the matter or a final resolution. During litigation, the Company would expect renewal of the staying order. Upon final resolution, the Company will be obligated to pay any tax liability in excess of the security deposit or the Company will receive a refund of any excess security deposit (with interest accruing on the additional tax from the date of assessment or the refund amount from the date of deposit, respectively).

     As a result of German tax legislation, first effective in 1994, the Company's tax provision in Germany was higher in 1994, 1995 and 1996, and will continue to be in the future. As a result of this German tax legislation and the related additional tax provisions, the Company believes its tax exposure to the major issues under the audit referred to above will be reduced starting in 1994 and continuing thereafter into future years.

     American Standard Inc. makes substantial interest payments to its indirect wholly owned Netherlands subsidiary. These interest payments had been exempt from U.S. withholding tax under an income tax treaty between the United States and the Netherlands. Under a provision in a new treaty such payments would have become subject to 15% U.S. withholding tax, except that the Company received a ruling in 1996 from the IRS making a determination that no U.S. withholding tax will be imposed for a fifteen-year period.

CAPITAL EXPENDITURES

     American Standard from time to time has invested in the expansion and modernization of its existing facilities and affiliated companies and considers entering into and increasing investments in joint ventures and making complementary acquisitions. Capital expenditures have been financed out of operating cash flow and through borrowings under the Previous Facilities.

     The Company's capital expenditures for the first nine months of 1996 were $135 million, including $12 million of investments in affiliated companies, compared with $115 million (including $19 million of investments in affiliated companies) for the first nine months of 1995. The increase for 1996 relates primarily to investments in affiliated companies, lower-cost product sourcing, expansion in newer operations, new products, expansion to meet market demand and the continuing implementation of Demand Flow.

     The Company's capital expenditures for the year 1995 were $207 million compared with $130 million for 1994, an increase of 59%. The increase for 1995 relates primarily to investments in affiliated companies ($42 million in 1995 compared to $24 million in 1994), modernization of recent acquisitions, new products and the continuing implementation of Demand Flow. The Company expects that capital expenditures (including investments in affiliates) will increase approximately 10% for 1996 compared with 1995 and by approximately 15% in 1997.

     Capital expenditures for Air Conditioning Products for 1995 were $70 million, including $11 million of investments in affiliates, an increase of 56% over the $45 million of capital spending in 1994. Major expenditures included investments in affiliates in the PRC and projects related to the expansion of manufacturing capacity for large chillers, implementation of Demand Flow and new products.

     Plumbing Products' capital expenditures for the year 1995 were $93 million, including $31 million of investments in affiliated companies (primarily Porcher), compared with capital expenditures of $55 million in 1994 (including investments of $10 million in affiliated companies), an increase of 69% (75% excluding the effects of foreign exchange). Expenditures for 1995 included cash investments in Porcher and affiliates in the PRC, expansion of capacity in Mexico, expansion in Far East operations and modernization of the Czech Republic operations.

     Capital expenditures for Automotive Products for 1995 were $44 million, compared with 1994 capital expenditures of $30 million, an increase of 47% (38% excluding the effects of foreign exchange). Major projects included completion of a test track in Germany, continued implementation of Demand Flow and cost-reduction projects.

CYCLICALITY; SEASONALITY

     American Standard's businesses are cyclical. Although the exposure of Air Conditioning Products and Plumbing Products to cyclicality in the new construction market is somewhat mitigated by their increasing emphasis on the replacement, renovation and repair markets (approximately 60% of their 1995 sales), which have been less cyclical, Air Conditioning Products' and Plumbing Products' sales to the new construction market continue to constitute a substantial portion of their sales (approximately 40% of their 1995 sales).

     Automotive Products' sales are highly dependent on production levels of medium-sized and heavy trucks and buses, particularly in Europe, which have also been cyclical. Western European truck and bus production declined significantly from its historical high in 1989 of approximately 395,000 trucks and buses in excess of six tons to a recent low of approximately 227,000 units in 1993. While production recovered in 1994 and 1995, to approximately 351,000 units in 1995, it declined again in 1996 to an estimated 319,000 units on an annualized basis.

     Total Company sales tend to be seasonally higher in the second and third quarters of the year because a significant percentage of Air Conditioning Products' sales is attributable to residential and commercial construction activity, which is generally higher in the second and third quarters of the year, and because summer is the peak season for sales of air conditioning products.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

     Certain of the statements contained in this Prospectus and in documents incorporated herein by reference (other than the historical financial data and other statements of historical fact), including, without limitation, statements as to management's expectations and belief presented in "Prospectus Summary -- Recent Financial Results and Developments" and in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates reflected in such forward-looking statements, including the level of new construction activity in the Company's Air Conditioning Products' and Plumbing Products' markets; production levels of trucks and buses in the Company's Automotive Products' markets, particularly in Western Europe; changes in U.S. or international economic conditions, such as inflation, interest rate fluctuations or recessions in the Company's markets; pricing changes to the Company's products or those of its competitors, and other competitive pressures on pricing and sales; changes in the markets for medical diagnostic products; integration of acquired businesses; risks generally relating to the Company's international operations (see "Risk Factors -- International Operations" and "-- Tax Matters"); and transactions or other events affecting the need for, timing and extent of the Company's capital expenditures. See "Risk Factors" and "-- Results of Operations For the Third Quarter and First Nine Months of 1996 Compared with the Third Quarter and First Nine Months of 1995".

     While the Company periodically reassesses material trends and uncertainties affecting the Company's financial condition and results of operations in connection with its preparation of management's discussion and analysis of financial condition and results of operations contained in its quarterly and annual reports, the Company does not intend to review or revise any particular forward-looking statement referenced in this Prospectus or incorporated herein by reference in light of future events.

                                    BUSINESS

     American Standard is a globally-oriented manufacturer of high quality, brand-name products in three major product groups: air conditioning systems (57% of 1995 sales); bathroom and kitchen fixtures and fittings (24% of 1995 sales); and braking and control systems for medium-sized and heavy trucks, buses, trailers and utility vehicles (19% of 1995 sales). American Standard is a market leader in each of these business segments in the principal geographic areas in which it competes. The Company's brand names include TRANE(R) and AMERICAN STANDARD(R) for air conditioning systems, AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) for plumbing products and WABCO(R) and PERROT(R) for braking and related systems. The Company emphasizes technologically advanced products such as air conditioning systems that utilize energy-efficient compressors and environmentally-preferred refrigerants, water-saving plumbing products and commercial vehicle braking and related systems (including ABS) that utilize electronic controls. At September 30, 1996, American Standard had 103 manufacturing facilities in 35 countries.

     American Standard's business strategy is to promote growth in sales and earnings. Key elements of this strategy are:

        - INCREASE MARKET SHARES. The Company plans to increase the market shares of its products by developing, manufacturing and selling high quality, technologically advanced products and by providing superior customer service.

        - EXPAND SALES IN DEVELOPING MARKETS. The Company plans to build on its historical global presence by focusing a significant portion of its new business activities (principally through joint ventures in which the Company has operating control) in developing market areas with the potential for high economic growth and/or demand for the Company's products, such as the Far East, including the PRC, Latin America and Eastern Europe.

        - CONTINUE APPLICATION OF DEMAND FLOW. To build on its position as a leader in each of its industries, the Company continues to apply Demand Flow to all its businesses. The Company's use of Demand Flow is designed to streamline processes, improve product quality, enhance customer service and reduce product cycle times, while improving efficiency, reducing working capital needs and lowering costs. The Company believes that Demand Flow, which it began to apply in 1990, has resulted in significant benefits.

OVERVIEW OF BUSINESS SEGMENTS

     American Standard operates three business segments: Air Conditioning Products, Plumbing Products and Automotive Products.

     AIR CONDITIONING PRODUCTS. American Standard is a leading U.S. manufacturer of air conditioning systems for both domestic and export sales, and also manufactures air conditioning systems outside the United States. Air Conditioning Products manufactures "applied" (custom engineered, site-assembled) and "unitary" (self-contained, factory-assembled) air conditioning systems that are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. Air Conditioning Products' sales to the commercial and residential markets represented approximately 75% and 25%, respectively, of Air Conditioning Products' total sales in 1995 and the first nine months of 1996. Approximately 60% of Air Conditioning Products' sales in these periods was to the replacement, renovation and repair markets, which have been less cyclical than the new residential and commercial construction markets. Of Air Conditioning Products' 1995 worldwide sales, approximately 79% was derived from U.S. operations (including 7% related to export sales) and 21% was derived from operations outside the United States. Management believes that Air Conditioning Products is well positioned for growth because of its high quality, brand-name products, significant existing market shares, the introduction of new product features such as electronic controls, the expansion of its broad distribution network and conversion to products utilizing environmentally-preferred refrigerants.

     PLUMBING PRODUCTS. American Standard is a leading manufacturer in Europe, the U.S. and a number of other countries of bathroom and kitchen fixtures and fittings for the residential and commercial construction markets and retail sales channels. Plumbing Products manufactures and distributes its products under the AMERICAN STANDARD(R), IDEAL STANDARD(R), STANDARD(R) and PORCHER(R) names. Of Plumbing Products' worldwide 1995 sales, approximately 71% was derived from operations outside the United States and 29% was derived from operations in the United States. Management believes that Plumbing Products is well positioned for growth due to the high quality of its brand-name products, significant existing market shares in a number of countries and the expansion of existing operations in developing market areas throughout the world (principally the Far East, Latin America and Eastern Europe).

     AUTOMOTIVE PRODUCTS. American Standard is a leading manufacturer, primarily in Europe and Brazil, of braking and related systems for the commercial and utility vehicle industry. Its most important products are pneumatic braking systems and related electronic and other control systems (including ABS) marketed under the WABCO(R) name for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. American Standard supplies vehicle manufacturers such as Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Management believes that Automotive Products is well positioned to benefit from any future improvement in market conditions in Europe and Brazil and increasing demand for ABS and other sophisticated electronic control systems in a number of markets (including the commercial vehicle market in the United States, where phase-in of ABS is mandated beginning in 1997), as well as from the technological advances embodied in the Company's products and its close relationships with a number of vehicle manufacturers.

STRATEGY

  GLOBALIZATION

     American Standard has historically had a significant global presence. One of its major strategic objectives is to continue to expand that presence through the growth of existing operations and the establishment of new operations in developing market areas in the Far East, Latin America and Eastern Europe. The Company often uses joint ventures with local manufacturing and distribution partners to facilitate risk sharing and to allow the Company to benefit from the additional expertise of local market participants.

     Air Conditioning Products continues to expand its operations in the Far East, Latin America and Europe. In 1994, it established a joint venture in Australia and continues to expand its sales forces in the Far East, Latin America, the Middle East and India. In December 1995 the Company completed arrangements for the development and expansion of its air conditioning business in the PRC, to become an integrated manufacturer, marketer and distributor of a broad range of air conditioning systems and related products for residential and commercial applications. The Company and a minority investor established ASI China Holdings Limited ("ASI China"), in which the Company has an initial ownership interest of 64.4%, and formed A-S Air Conditioning Products Limited ("ASAP"), owned 50.4% by ASI China, to establish or acquire majority ownership in up to five manufacturing joint ventures as well as sales and service businesses in the PRC. The Company contributed to ASAP its 50% interest (valued at $10 million) in a Hong Kong joint venture (which imports and distributes air conditioning products) and has committed to contribute $20 million in cash, $8 million of which had been contributed as of December 31, 1995. The minority investor in ASI China and third-party investors in ASAP have committed to contribute a total of $62 million, $26 million of which had been contributed as of December 31, 1995. As of December 31, 1995, ASAP had acquired majority ownership in three manufacturing joint ventures and in conjunction therewith assumed debt of $21 million.

     Plumbing Products has entered new markets through joint ventures in Eastern Europe, Spain, Portugal and Vietnam and is continuing to expand using this approach. In 1995, operations were expanded in France through the acquisition of Porcher (see "--Plumbing Products Segment"). Plumbing Products continues to expand its operations in the PRC through its affiliate, A-S China Plumbing Products Limited ("ASPPL"), in which American Standard has a current ownership position of approximately 28% and effective control over day-to-day operations. ASPPL, which had total assets of approximately $125 million at September 30, 1996, has expanded its operations to Beijing, Tianjin, Shanghai and Guangzhou in order to provide a full product line of fixtures, fittings, and bathtubs throughout the PRC market. ASPPL has entered into seven joint ventures with local business concerns which, together with one wholly-owned operation, have received business licenses from Chinese government authorities. These include two recently constructed chinaware manufacturing facilities, an existing chinaware manufacturing facility being expanded, two operating fittings plants and two operating steel tub factories. The Company's ownership interest in ASPPL is expected to increase over time to up to 51% of the equity of ASPPL through reinvestment of royalties and management fees and through additional stock purchases.

     Automotive Products, headquartered in Europe, has since 1993 established a joint venture in the PRC, acquired a business in Spain, is in the process of establishing joint ventures in Eastern Europe and is expanding the volume of business done through its existing joint ventures in the United States and Japan.

  DEMAND FLOW

     To build on its position as a leader in each of its industries and to increase sales and operating income, American Standard began in 1990 to apply Demand Flow to all its businesses. Under Demand Flow, products are produced as and when required by the customer, the production process is streamlined, and quality control is integrated into each step of the manufacturing process. The benefits of Demand Flow include better customer service, quicker response to changing market needs, improved quality control, higher productivity, increased inventory turnover rates and reduced requirements for working capital and manufacturing and warehouse space.

     As part of American Standard's strategy to integrate Demand Flow into all of its operations, most of American Standard's approximately 44,000 employees worldwide have been trained in Demand Flow which has been implemented in substantially all of American Standard's production facilities as of September 30, 1996. In addition, American Standard is implementing Demand Flow in its acquired operations such as Perrot, a German brake manufacturer acquired in January 1994, and Porcher, acquired in 1995. American Standard is also applying Demand Flow to administrative functions and is reengineering its organizational structure to manage its businesses based on processes instead of functions.

     American Standard believes that its implementation of Demand Flow has achieved significant benefits. Product cycle time (the time from the beginning of the manufacturing of a product to its completion) has been reduced and, on average, inventory turnover rates have more than tripled since 1990. Principally as a result of the implementation of Demand Flow, American Standard has reduced inventories by 49% from December 31, 1989 through December 31, 1995, while related sales have grown 57% for the same period. American Standard further believes that as a result of the introduction of Demand Flow, employee productivity has risen significantly, customer service has improved and, without reducing production capacity, the Company has been able to free more than three million square feet of manufacturing and warehouse space, allowing for expansion, plant consolidation or other uses.

AIR CONDITIONING PRODUCTS SEGMENT

     Air Conditioning Products began with the 1984 acquisition by the Company of The Trane Company, a manufacturer and distributor of air conditioning products since 1913. Air conditioning products are sold primarily under the TRANE(R) and AMERICAN STANDARD(R) names. In 1995 Air Conditioning Products, with revenues of $2,953 million, accounted for approximately 57% of the Company's sales and 49% of its operating income. Outside the United States, Air Conditioning Products derived 21% of its sales in 1995 from manufacturing operations and 7% from U.S. exports. Approximately 60% of Air Conditioning Products sales in 1995 was from the replacement, renovation and repair markets, which in general are less cyclical than the new residential and commercial construction markets.

     Air Conditioning Products manufactures three general types of air conditioning systems. The first, called "unitary," which is sold for residential and commercial applications, is a factory-assembled central air conditioning system which generally encloses in one or two units all the components to cool or heat, clean, humidify or dehumidify, and move air. The second, called "applied," is typically custom-engineered for commercial use and involves field installation of several different components of the air conditioning system. Trane is a world leader in both unitary and applied air conditioning products. The third type, called "mini-split," is a small unitary air conditioning system, generally for residential use, which operates without air ducts. Air Conditioning Products manufactures and distributes mini-split units principally in the Far East and Europe.

     Product and marketing programs have been, and are being, developed to increase penetration in the growing replacement, renovation and repair businesses, in which margins are higher than on sales of original equipment. Much of the equipment sold in the fast-growing air conditioning markets of the 1960's and 1970's is reaching the end of its useful life. Also, equipment sold in the 1980's is likely to be replaced earlier than originally expected with higher efficiency products recently developed to meet required efficiency standards and to capitalize on the availability of environmentally-preferred refrigerants.

     In May 1994 a subsidiary of the Company, Standard Compressors Inc., concluded arrangements for a partnership, Alliance Compressors ("Alliance"), formed in December 1993 with Heatcraft Technologies Inc., a subsidiary of Lennox International Inc., for the manufacture of compressors for use in air conditioning and refrigeration equipment. On December 31, 1996, Alliance was restructured to admit a new partner, Copesub, Inc., a subsidiary of Emerson Electric Co. Following the restructuring, Standard Compressors Inc. and Heatcraft Technologies Inc. each own a 24.5% interest in Alliance and Copesub, Inc. owns a 51% interest. Alliance plans to develop, manufacture, market and sell, primarily to companies related to Standard Compressors Inc. and Heatcraft Technologies Inc., scroll compressors utilized mainly in residential central air conditioning applications. Alliance will operate principally from a newly constructed facility in Natchitoches, Louisiana.

     Many of the products manufactured by Air Conditioning Products utilize HCFCs and in the past utilized CFCs as refrigerants. Various federal and state laws and regulations, principally the 1990 Clean Air Act Amendments, require the eventual phase-out of the production and use of these chemicals because of their possible deleterious effect on the earth's ozone layer if released into the atmosphere. Phase-in of substitute refrigerants will require replacement or modification of much of the air conditioning equipment already installed, which management believes has created a new market opportunity. In order to ensure that the Company's products will be compatible with the substitute refrigerants, Air Conditioning Products has been working closely with the manufacturers that are developing substitutes for those refrigerants being phased out. Air Conditioning Products has incurred and will continue to incur research and development costs in this effort. These costs and the substitution of alternative refrigerants are not expected to have a material adverse impact on Air Conditioning Products.

     Various federal and state statutes, including the National Appliance Energy Conservation Act of 1987, as amended, impose energy efficiency standards for certain of the Company's unitary air conditioning products. Although the Company has been able to meet or exceed such standards to date, stricter standards in the future could require substantial research and development expense and capital expenditures to maintain compliance.

     At September 30, 1996 Air Conditioning Products had 31 manufacturing plants in 9 countries, employing approximately 20,300 people.

     Air Conditioning Products comprises three operating groups: Unitary Products, North American Commercial, and International.

  UNITARY PRODUCTS GROUP

     Unitary Products, which accounted for approximately 37% of Air Conditioning Products' 1995 sales, manufactures and distributes products for commercial and residential unitary applications in the United States. This group benefits the most from the growth of the replacement market for residential and commercial air conditioning systems. Other major suppliers in the unitary market are Carrier, Rheem, Lennox, Goodman Industries and Inter-City Products.

     Commercial unitary products range from 2 to 120 tons and include combinations of air conditioners, heat pumps, and gas furnaces, along with variable-air-volume equipment and integrated control systems. Typical applications are in retail stores, small-to-medium-size office buildings, manufacturing plants, restaurants, and commercial buildings located in office parks and strip malls. These products are sold through commercial sales offices in 121 locations. Residential central air conditioning products range from 1 to 5 tons and include air conditioners, heat pumps, air handlers, furnaces, and coils. These products are sold through independent wholesale distributors and Company-owned sales offices in over 250 locations to dealers and contractors who sell and install the equipment.

     During 1994 and 1995 the Unitary Products Group successfully introduced several new products, including a new line of outdoor condensing units for the AMERICAN STANDARD(R) brand; a very high efficiency residential air conditioner; a new furnace line; micro-electronic controlled large rooftop units; rooftop units with special features that appeal to national accounts; and a large rooftop line (27.5 tons to 50 tons). The commercial unitary business also concentrated on enhancements and new capabilities for existing products.

     The Company also markets an AMERICAN STANDARD(R) brand name product to serve distributors who typically carry other products in addition to air conditioning products.

  NORTH AMERICAN COMMERCIAL GROUP

     North American Commercial Group, which accounted for 42% of Air Conditioning Products' 1995 sales, manufactures and distributes products in the United States for sale in the United States and Canada for air conditioning applications in larger commercial, industrial, and institutional buildings. Other major suppliers of commercial systems are Carrier, McQuay and York.

     North American Commercial Group distributes its products through 95 sales offices. Thirty-four of these offices are Company-owned and 61 are franchised. The Company acquired the Toronto, Canada, and St. Louis, Missouri offices in 1994 and the Albany, New York and Nashville, Tennessee offices in 1995. In 1996, the Company acquired the Grand Rapids, Michigan; Pittsburgh, Pennsylvania; and New Haven, Connecticut offices and expects to continue to acquire major sales offices from its franchisees.

     Over the last few years the North American Commercial Group has added additional aftermarket business activities, such as emergency rentals of air conditioning equipment. Also, the group has expanded its line to include components for converting installed centrifugal chiller products to use more environmentally-preferred refrigerants.

     During 1994 and 1995 the Company continued its introduction of a number of new products such as the high-efficiency centrifugal chiller, an expanded air cooled series R chiller line, and the new fan coil line. Integrated Comfort Systems continues to grow as a percentage of total sales. Indoor air quality is emerging as a significant new application to be served by the Company's products and services.

  INTERNATIONAL GROUP

     The International Group, which accounted for approximately 21% of Trane's 1995 sales, manufactures applied and unitary products in foreign facilities operated by subsidiaries and joint ventures and exports many of the products manufactured in the United States by the Unitary Products and North American Commercial Groups. Like the North American Commercial Group, the International Group has an extensive network of sales and service agencies, both Company-owned and franchised, to provide maintenance and warranty service for its equipment installed around the world.

     Trane expects to continue the expansion of its presence outside the U.S. In the Asia-Pacific region Trane recently established a joint venture in Australia as well as three manufacturing joint ventures in the PRC (see "-- Strategy -- Globalization") and expanded its operations in Malaysia. In the early 1990's it purchased an air conditioning manufacturing and distribution firm in Taiwan, and entered into a sales and manufacturing joint venture in Thailand. In Europe, in addition to its plants in Epinal and Charmes, France, the group opened plants in Mirecourt and in Colchester, U.K., in 1992. A joint venture in Egypt commenced operations in 1992 to serve markets in the Middle East.

PLUMBING PRODUCTS SEGMENT

     Plumbing Products manufactures and distributes bathroom and kitchen fixtures and fittings primarily under the IDEAL STANDARD(R), AMERICAN STANDARD(R), STANDARD(R) and PORCHER(R) names. In 1995 Plumbing Products, with revenues of $1,270 million, accounted for 24% of the Company's sales and 22% of its operating income. Plumbing Products derived approximately 71% of its total 1995 sales from operations outside the United States.

     Of Plumbing Products' sales, 53% consists of vitreous china fixtures, 26% consists of fittings (typically brass), 7% consists of bathtubs, and the remainder consists of related plumbing products. Throughout the world these products are generally sold through wholesalers and distributors and installed by plumbers and contractors. In total the residential market accounts for approximately 75% of Plumbing Products' sales, with the commercial and industrial markets providing the remaining 25%.

     Plumbing Products operates through four primary geographic groups: European Plumbing Products, U.S. Plumbing Products, Americas International and the Far East Group. Plumbing Products' fittings operations are organized as the Worldwide Fittings Group, which has primary responsibility for faucet technology, product development and manufacturing, with manufacturing facilities in Germany, Bulgaria, the U.S., and Mexico. Worldwide Fittings sales and operating results are reported in the four primary geographic groups within which it operates.

     European Plumbing Products, which sells products primarily under the brand names IDEAL STANDARD(R) and PORCHER(R), manufactures and distributes bathroom and kitchen fixtures and fittings through subsidiaries or joint ventures in Germany, Italy, France, England, Greece, the Czech Republic, Spain, Portugal, and Egypt. In November 1995 the Company acquired substantially all of the remaining outstanding common shares and convertible bonds of Porcher, a French manufacturer and distributor of plumbing products in which the Company previously had an ownership interest of 32.88%. The $25 million cost of the acquisition was funded with a borrowing under the Company's revolving credit facilities. In addition $31 million of Porcher debt was assumed. In 1995 Porcher had sales of $216 million.

     U.S. Plumbing Products manufactures bathroom and kitchen fixtures and fittings, selling under the brand names AMERICAN STANDARD(R) and STANDARD(R) in the United States. Americas

International manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN STANDARD(R), IDEAL STANDARD(R), and STANDARD(R) through its wholly owned operations in Mexico, Canada, and Brazil and its majority-owned subsidiaries in Central America.

     The Far East Group manufactures bathroom and kitchen fixtures and fittings, selling under the names AMERICAN STANDARD(R), IDEAL STANDARD(R), and STANDARD(R) through its wholly owned operations in South Korea, its majority-owned operations in Thailand and the Philippines, and its manufacturing joint venture in Indonesia and is developing a new joint venture in Vietnam. The Company is also significantly expanding its operations in the PRC. See "-- Strategy -- Globalization".

     The market for the Company's plumbing products is divided into the replacement and remodeling market and the new construction market. The replacement and remodeling market accounts for about 60% of the European and U.S. Groups' sales but only about 40% of the sales of the Far East Group, for which new construction is more important. In the United States and Europe the replacement and remodeling market has historically been more stable than the new construction market and has shown moderate growth over the past several years. In 1995 the new construction market in Europe declined slightly, especially in Germany and France, after recovering somewhat in 1994 and 1993. In the U.S. the new construction market hit its recent low in 1992 but had some recovery through 1995. The new construction market, in which the product selection is made by builders or contractors, is more price-competitive and volume-oriented than the replacement and remodeling market. In the replacement and remodeling market consumers make the model selection and, therefore, this market is more responsive to quality and design than price, making it the principal market for higher-margin luxury products. Although management believes it must continue to offer a full line of fixtures and fittings in order to support its distribution system, Plumbing Products' current strategy is to focus on increasing its sales of higher-margin products in the middle and upper segments of both the remodeling and new construction markets.

     Plumbing Products also has continued its programs to expand its presence in high-quality showrooms and showplaces featuring its higher-end products in certain major countries. These programs, along with expanded sales training activities, have enhanced the image of the Company's products with interior designers, decorators, consumers and plumbers.

     U.S. Plumbing Products is focusing on the unique needs of the growing mass retail home center industry, using products sourced from several of the Company's manufacturing locations throughout the Americas. This market channel accounted for about 26% of U.S. Plumbing Products' sales in 1995, and this proportion is expected to grow.

     In an effort to capture a larger share of the replacement and remodeling market, over the last few years Plumbing Products has introduced a variety of new products designed to suit customer tastes in particular countries. New offerings include additional colors and ensembles, bathroom suites from internationally known designers, and electronically controlled products. Faucet technology is centered on anti-leak, anti-scald and other features to meet emerging consumer and legislative requirements.

     Water-saving fixtures and fittings have been a major focus of Plumbing Products for the past several years, particularly in light of recent water shortages experienced in a number of areas of the U.S. The Company produces one of the most extensive lines of water-saving fixtures available in the United States. Manufacture of water-saving toilets was mandated for residential use by federal law since January 1994 and for commercial use in January 1997.

     Many of the Company's bathtubs are made from a proprietary porcelain on metal composite, AMERICAST(R), which has gained an increasing share of the worldwide market. Products made from the composite AMERICAST(R) have the durability of cast iron with only one-half the weight and are characterized by improved resistance to breaking and chipping. AMERICAST(R) products are easier to ship, handle and install and are less expensive to produce than cast iron products. Use of this advanced composite was extended to kitchen sinks, bathroom lavatories and acrylic surfaced products during the early 1990's.

     At September 30, 1996, Plumbing Products employed approximately 18,000 people and, including affiliated companies, had 58 manufacturing plants in 25 countries.

     In the U.S., Plumbing Products has several important competitors, including Kohler Company and Masco Corporation in selected product lines. There are also important competitors in foreign markets, for the most part operating nationally. Friederich Grohe GmbH, the major manufacturer of fittings in Europe, is a pan-European competitor. In Europe Villeroy Boch and Sanitec are the major fixtures competitors, and in the Far East Toto is the major competitor.

AUTOMOTIVE PRODUCTS SEGMENT

     Operating under the WABCO(R) name, Automotive Products manufactures air brake and related systems for the commercial vehicle industry in Europe and Brazil. WABCO's most important products are pneumatic braking systems and related electronic control and other systems and components (including ABS) for medium-size and heavy trucks, tractors, buses, trailers and utility vehicles. In 1995 WABCO, with sales of $998 million, accounted for 19% of the Company's sales and 29% of its operating income. The Company believes that WABCO is a worldwide technological leader in the heavy truck and bus braking industry. Electronic controls, first introduced in ABS in the early 1980's, are increasingly applied in other systems sold to the commercial vehicle industry.

     WABCO's products are sold directly to vehicle and component manufacturers. Spare parts are sold through both original equipment manufacturers and an independent distribution network. Although the business is not dependent on a single or related group of customers, sales of truck braking systems are dependent on the demand for heavy trucks. Some of the Company's important customers are Mercedes-Benz, Volvo, Iveco (Fiat), RVI (Renault) and Rover. Principal competitors are Knorr, Robert Bosch, and Bendix.

     The European market for new trucks, buses, trailers, and replacement parts recovered in 1994 and 1995 after significant declines in 1992 and 1993, before declining again in 1996. European legislation mandating the phase-in of ABS beginning in 1991 has had a positive impact on sales and is expected to continue to do so. The Brazilian market has experienced a significant decline in 1996.

     Through 1995 the WABCO(R) ABS system, which the Company believes leads the market, has been installed in approximately one million heavy trucks, buses, and trailers worldwide since 1981. Annual sales volume in Europe has significantly increased in recent years to approximately 175,000 units in 1995 and to 56,000 units annually in other markets, primarily the United States and Japan. In addition, WABCO has developed electronically controlled pneumatic gear shifting systems, electronically controlled air suspension systems, and automatic climate-control and door-control systems for the commercial vehicle industry. These systems have resulted in greater sales per vehicle for WABCO. Significant progress was made in recent years in market acceptance of electronically controlled systems. New products under development are an advanced electronic braking system and additional electronic drive line control systems. In addition, WABCO has developed and implemented an electronic data interchange system, which links certain customers directly to WABCO's information systems, providing timely, accurate information and just-in-time delivery to the customer.

     At September 30, 1996 WABCO and affiliated companies employed approximately 5,700 people and had 14 manufacturing facilities and 7 sales organizations operating in 17 countries. Principal manufacturing operations are in Germany, France, the United Kingdom, and Brazil. WABCO has joint ventures in the United States with Rockwell International (Rockwell WABCO) and with Cummins Engine Co. Inc., in Japan with Sanwa Seiki (SANWAB), in India with TVS Group (Clayton Sundaram) and in the PRC. There is also a licensee in the PRC.

     In January 1994 the Company acquired Perrot, a German brake manufacturer. Through this acquisition the Company is able to offer complete brake systems for trucks, buses and trailers, especially in the important and growing air-disc brake business.

     Since 1991 ABS for commercial vehicles has been gaining acceptance in the United States and Japan, where WABCO participates through its joint venture operations. Rockwell WABCO is now a supplier of WABCO systems to Freightliner, Mack, Volvo-GM, Kenworth, Peterbilt and other vehicle manufacturers in North America. SANWAB supplies Hino, Nissan and trailer manufacturers in Japan. In most European countries, ABS has become mandatory for commercial vehicles. In March 1995, the U.S. Department of Transportation, National Highway Traffic Safety Administration, adopted amended federal regulations which require that new medium and heavy vehicles be equipped with antilock brake systems (ABS). These amended regulations will be phased in over a two-year period beginning in March 1997. WABCO believes it is in a good position to take advantage of this opportunity.

MEDICAL SYSTEMS GROUP

     The Company recently announced formation of its Medical Systems Group to pursue initiatives in the medical diagnostics field. The Company has for the last several years had under development two small medical diagnostic product groups focusing on test instruments using laser technology and reagents. The Company had invested an aggregate of approximately $40 million in the development of these businesses through September 30, 1996.

     The Company decided to explore acquisitions to accelerate the commercialization of its technology and expand the number of diagnostic tests covered by its products. Accordingly, the Company on January 23, 1997 entered into memoranda of understanding to acquire the European medical diagnostic business of Sorin Biomedica S.p.A., an affiliate of the Fiat Group, and all the outstanding shares of Incstar Corporation, a biotechnology company based in Stillwater, Minnesota, 52% of which is owned by Sorin Biomedica S.p.A.

     The Sorin Business both develops and produces reagents to identify the presence in blood of diseases and other substances that are indicative of a medical patient's condition, and distributes equipment used to perform diagnostic tests. The Sorin Business is headquartered in Saluggia, Italy, where its manufacturing facility is located. The principal markets for the products of the Sorin Business are Western Europe and the United States. Its sales in 1995 were approximately $90 million.

     Incstar develops, manufactures and markets individual test reagents, test kits and related products used by major hospitals, clinical reference laboratories and researchers involved in diagnosing and treating immunological conditions. Incstar also produces and markets histochemical antisera and natural and synthetic peptides used in clinical diagnostic and medical research. Its products focus on diagnostic tests for autoimmune, infectious disease, endocrinology and bone and mineral metabolism product segments, utilizing a variety of technologies. Incstar's sales in 1995 were approximately $45 million.

     The Sorin Business and Incstar will be acquired in two transactions: (a) the acquisition from Sorin of the Sorin Business and (b) the merger of a wholly owned subsidiary of the Company with Incstar. The aggregate cost of the acquisitions is expected to be approximately $220 million (including fees and expenses). The transactions are subject to the negotiation of definitive agreements as well as customary conditions, including regulatory consents and approvals. The Incstar board of directors has approved the signing of a memorandum of understanding of Incstar with the Company. The Sorin and the Incstar transactions are each conditioned upon the closing of the other, which closings are expected to occur in the first half of 1997.

     The focus of the Company's existing medical businesses is on instruments for obstetrical/gynecological and gastrointestinal tests. The products of its subsidiary Sienna Biotech, Inc. are based on a core technology named Copalis(TM) for Coupled Particle Light Scattering. Several of Sienna's products have received clearance from the U.S. Food and Drug Administration ("FDA").

     The Company's subsidiary Alimenterics, Inc. is developing certain clinical laboratory systems for non-invasive diagnostics of gastrointestinal disorders using an automated Laser Assisted Ratio Analyzer ("LARA(TM)") for the measurement of stable isotopes in breath. Initial applications for regulatory approvals of Alimenterics products have been made in Europe and are planned to be made to the FDA in 1997.

     The Company believes that the Medical System Acquisitions will position it to develop its medical products more quickly and effectively than would otherwise have been possible. The Company may build this group further through acquisitions of businesses that are complementary and would permit further acceleration of development and distribution of its products as well as through further research and development investments. There can be no assurance that the Company will be successful in completing the Medical Systems Acquisitions.

     The development, testing and distribution of medical products are subject to extensive regulation, including in the United States by the FDA. Moreover, the medical test market is competitive and many companies with such products have substantially greater resources and experience than the Company. There is no assurance that the Company's products will be successfully developed or marketed.

              THE SELLING STOCKHOLDER AND STOCKHOLDER TRANSACTIONS

THE SELLING STOCKHOLDER

     Prior to the Stockholder Transactions, ASI Partners owns 20,838,656 shares of Common Stock, representing approximately 27% of the Company's Common Stock. In the Offerings and the Share Repurchase, it is expected that ASI Partners will sell an aggregate of 17,058,303 shares (10,808,303 Shares in the Offerings, assuming no exercise of the Underwriters' over-allotment options, and assuming a Share Repurchase of 6,250,000 shares). As promptly as practicable following the closing of the Offerings, ASI Partners expects to distribute in the Share Distribution to certain of its partners, at their election, 3,780,353 shares of Common Stock that it currently owns. Following these transactions, ASI Partners will own no Common Stock and will not be entitled to designate any of the Company's directors. As part of the Stockholder Transactions, the Company will issue the Warrants. See "--The Stockholder Transactions".

THE STOCKHOLDER TRANSACTIONS

     The Company, ASI Partners and Kelso have entered into the Stock Disposition Agreement providing for the sale by ASI Partners of shares in the Offerings and the repurchase by the Company from ASI Partners of all shares of Common Stock to be owned by ASI Partners after giving effect to the Offerings and the Share Distribution. Concurrently with the consummation of the Offerings, the Company will repurchase 6,250,000 shares of Common Stock from ASI Partners at a price per share equal to the initial public offering price. To the extent the Underwriters' over-allotment options are exercised, the number of shares that the Company will repurchase will be reduced. The Company plans to finance the Share Repurchase with borrowings under the Facilities.

     The Stock Disposition Agreement also provides that the Company will issue to ASI Partners 3,000,000 Warrants to purchase Common Stock at a price equal to $10 above the initial public offering price (the "Exercise Price"). The Warrants will entitle holders to purchase 3,000,000 shares of Common Stock at the Exercise Price or, at the Company's election, to receive an amount in cash or a designated number of shares based on the difference between the then market value of the Company's Common Stock and the Exercise Price. The Company has agreed that, upon exercise of any Warrant by ASI Partners or its direct or indirect partners, the Company will exercise such election. In that case, the Company may make payment in cash or shares, at its option. The Warrants will be exercisable after the time that it is no longer possible for any cash payment to be made to ASI Partners in respect of a Transaction and prior to the fifth anniversary of the closing date of the Offerings.

     If a Transaction occurs after the closing of the Offerings and prior to January 31, 1998 (or October 1, 1998 in the case of a Transaction proposed prior to January 31, 1998 either non-publicly in writing to the Company or orally to the Company and discussed by the Company's Board of Directors, or publicly, and not consummated or withdrawn as of January 31, 1998), the Stock Disposition Agreement provides that the Company would be required to make a cash payment to ASI Partners in respect of the aggregate number of shares sold by ASI Partners in the Offerings and to the Company pursuant to the Share Repurchase. A Transaction is specified in the agreement to include the sale of all or substantially all of the shares of capital stock or all or substantially all of the assets of the Company or the acquisition of majority control of the Company by any person or group. The total cash payment would be equal to the excess, if any, of the consideration per share received by holders of the Common Stock in the Transaction over the cash price per share received by ASI Partners in the Offerings and pursuant to the Share Repurchase, respectively, multiplied by the number of Shares sold by ASI Partners in the Stockholder Transactions. If a Transaction occurs entitling ASI Partners to such a payment, the Warrants would not be exercisable and would expire upon the consummation of such Transaction. See "Capitalization", "Pro Forma Financial Data" and "Underwriting". The Stock Disposition Agreement includes such provisions in order to preserve for ASI Partners the stock price premium that it would otherwise have received in such a Transaction if it were to occur within the time periods specified above.

     The Company entered into the Stock Disposition Agreement to facilitate the sale by ASI Partners of its entire investment in the Company now, rather than over an extended period of time, thereby enabling the Company to repurchase a substantial number of its shares in one transaction while also increasing the size and depth of the trading market for the Company's Common Stock. ASI Partners is an investment partnership with an investment goal to realize long-term capital gains for its investors. ASI Partners, which acquired its investment in the Company in 1988, began the process of realizing on its investment in the Company by selling shares in a registered secondary offering in September 1995. ASI Partners entered into the Stock Disposition Agreement to complete the realization of its investment in the Company and to provide for distributions of the proceeds to its partners. Kelso advises ASI Partners with respect to its investments generally and has advised ASI Partners in connection with the Stockholder Transactions.

     Two persons claiming to be shareholders of the Company and represented by the same lawyers have filed separate class action and derivative lawsuits in the Chancery Court of the State of Delaware against the Company, ASI Partners and the directors of the Company alleging breaches of fiduciary duties in respect of the rejection of the Tyco proposals and approval of the Stockholder Transactions. The lawsuits seek to cause the Company to evaluate alternatives to maximize value for the Company's public shareholders, to enjoin the Stockholder Transactions and to recover damages in an unspecified amount. A person claiming to be a holder of certain public debt securities of American Standard Inc. has filed a class action lawsuit in New York Supreme Court seeking to enjoin the Stockholder Transactions or to require the Company to redeem such debt securities at the election of the securityholders. The Company believes that these lawsuits are without merit and intends to contest them vigorously.

                           CERTAIN UNITED STATES TAX
                        CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a person other than (i) a citizen or resident of the United States,
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State or (iii) an estate or trust treated as a domestic estate or trust for United States Federal income tax purposes (referred to hereafter as a "non-U.S. holder").

     The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code") and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, this discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position. Prospective purchasers are urged to consult a tax adviser with respect to the United States Federal income and estate tax consequences of owning and disposing of Common Stock, as well as any tax consequences under the laws of any other taxing jurisdiction.

INCOME TAX

     DIVIDENDS. Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to U.S. Federal income tax. Except in the case of dividends that are effectively connected with the holder's conduct of a trade or business within the United States, this tax is imposed and withheld at the rate of 30% of the amount of the dividend, unless reduced by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, the Internal Revenue Service has issued proposed regulations which, if adopted, would require a non-U.S. holder to provide certain certifications under penalties of perjury in order to obtain treaty benefits.

     Except as may be otherwise provided in an applicable income tax treaty, dividends which are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States are subject to tax at ordinary Federal income tax rates, which tax is not collected by withholding (except as described below under "Backup Withholding and Information Reporting"). All or part of any effectively connected dividends received by a foreign corporation may also, under certain circumstances, be subject to an additional "branch profits" tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders of Common Stock must comply with certain certification and disclosure requirements to claim an exception from withholding under the rules described in this paragraph.

     A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service.

     DISPOSITION OF COMMON STOCK. Generally, non-U.S. holders will not be subject to United States Federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with the non-U.S. holder's conduct of a trade or business within the United States (in which case the "branch profits" tax described above may also apply if the holder is a foreign corporation), (ii) in the case of a non-U.S. holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for Federal income tax purposes (which the Company does not believe it has been or is currently) and the non-U.S. holder has held directly or constructively more than 5% of the outstanding Common Stock within the five-year period ending on the date of the disposition.

ESTATE TAX

     If an individual non-U.S. holder owns, or is treated as owning, Common Stock at the time of his or her death, such stock would be subject to U.S. Federal estate tax imposed on the estates of nonresident aliens, in the absence of a contrary provision contained in any applicable tax treaty.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     DIVIDENDS. The Company must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the U.S. federal income tax withheld, if any, with respect to, such holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty. Backup withholding generally will not apply to dividends paid on shares of Common Stock to a non-U.S. holder at an address outside the United States. Certain recently proposed regulations will, if adopted, provide certain presumptions, however, under which non-U.S. holders may be subject to backup withholding in the absence of required certifications.

     BROKER SALES. Payments of proceeds from the sale of Common Stock by a non-U.S. holder made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, certain foreign offices, including the foreign offices of a U.S. broker, are subject to information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption. Payments of proceeds from the sale of Common Stock by a non-U.S. holder to or through a U.S. office of a broker are currently subject to both information reporting and backup withholding at a rate of 31% unless the holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

     A non-U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions of the International Underwriting Agreement, the Selling Stockholder has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters has severally agreed to purchase from the Selling Stockholder, the respective number of Shares set forth opposite its name below:

                                                                      NUMBER OF
                                                                      SHARES OF
                        INTERNATIONAL UNDERWRITERS                   COMMON STOCK
        -----------------------------------------------------------  ------------
        Goldman Sachs International................................      427,301
        Morgan Stanley & Co. International Limited.................      427,300
        Swiss Bank Corporation.....................................      427,300
        Smith Barney Inc. .........................................      427,300
        Credit Lyonnais Securities.................................       90,492
        Morgan Grenfell & Co. Limited..............................       90,492
        ScotiaMcLeod Inc. .........................................       90,492
        Societe Generale...........................................       90,492
        Yamaichi International (Europe) Limited....................       90,492
                                                                       ---------
                  Total............................................    2,161,661
                                                                       =========

     Under the terms and conditions of the International Underwriting Agreement, the International Underwriters are committed to take and pay for all of the Shares offered hereby, if any are taken.

     The International Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $1.02 per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the International Underwriters.

     The Company and the Selling Stockholder have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 8,646,642 shares in an offering in the United States. The initial public offering price and aggregate underwriting discount per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The U.S. Underwriters are Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, SBC Warburg Inc. and Smith Barney Inc.

     An affiliate of Smith Barney Inc. and affiliates of Chase Securities Inc., a U.S. Underwriter, own indirect equity interests in ASI Partners and will receive a portion of the proceeds from the Offerings. In addition, an affiliate of Smith Barney Inc. and affiliates of Chase Securities Inc. are investors in investment funds sponsored by Kelso, which funds are not investors in the Company.

     Pursuant to an agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered as part of the U.S. offering and subject to certain exceptions, it will offer, sell or deliver the Shares offered as part of the U.S. offering and other shares of Common Stock, directly or indirectly, only in the United States of America (including the 50 States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the Shares offered hereby, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person whom it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     ASI Partners has granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 324,249 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount, as set forth in this Prospectus. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the total number of shares. The International Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares. ASI Partners has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,296,996 additional shares of Common Stock, solely to cover over-allotments, at the initial public offering price less the underwriting discount, as set forth on the cover page of this Prospectus.

     The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock (other than pursuant to employee stock option plans, other employee benefit plans or the Stockholder Rights Agreement) for a period of 90 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. In addition, ASI Partners expects to distribute 3,780,353 additional Shares to certain of its partners as promptly as practicable following the closing of the Offerings. See "The Selling Stockholder and Stockholder Transactions". The recipients of such distributions have agreed with ASI Partners and the Underwriters not to offer, sell or otherwise dispose of such Shares for a period of 180 days after the date of this Prospectus without the prior written consent of ASI Partners and Goldman, Sachs & Co. Such consents may be provided without prior notice to holders of the Shares or to the markets where such securities are traded.

     The Common Stock is traded on the New York Stock Exchange.

     The Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso. Chase Securities Inc. has acted as arranger of, and The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is acting as administrative agent under, the Company's Facilities.

     The Company, American Standard Inc. and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Debevoise & Plimpton, New York, New York. Debevoise & Plimpton also acts and may hereafter act as counsel to Kelso and its affiliates, including ASI Partners, and has acted as counsel to Kelso and ASI Partners in connection with the Stockholder Transactions, in which the Company and its independent directors have been separately advised by other counsel. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference, and have been so incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Certain information with respect to German tax matters has been included herein in reliance upon the authority of Meilicke & Partner as experts in German tax matters.

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
Prospectus Summary.....................   3
Risk Factors...........................  11
Price Range of Common Stock and
  Dividend Policy......................  16
Use of Proceeds........................  16
Capitalization.........................  17
Summary Historical Financial Data......  18
Pro Forma Financial Data...............  20
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations...........................  21
Business...............................  28
The Selling Stockholder and
  Stockholder Transactions.............  38
Certain United States Tax Consequences
  to Non-U.S. Holders..................  40
Underwriting...........................  42
Legal Matters..........................  43
Experts................................  43

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                               10,808,303 SHARES

                               AMERICAN STANDARD
                                 COMPANIES INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                         ------------------------------

                        AMERICAN STANDARD COMPANIES LOGO

                         ------------------------------

                          GOLDMAN SACHS INTERNATIONAL

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                                  SBC WARBURG
                      A DIVISION OF SWISS BANK CORPORATION

                               SMITH BARNEY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

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